SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

~~For~~ August 16, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a Portuguese-language version of Form ITR containing results for the first half of 2002, as filed with the Comissão de Valores Mobiliários (CVM) and the Bolsa de Valores de São Paulo (BOVESPA).

Companhia Siderúrgica Nacional

Informações Trimestrais (ITRs) Acompanhadas do Relatório Sobre a Revisão Especial
30 de Junho de 2002

Deloitte To[illegible]
Av. Presidente [illegible] - 22º
20030-021 - [illegible] - RJ
Brasil

Telefone [illegible]
Fac-símile [illegible]
www.[illegible]

Deloitte Touche Tohmatsu

<u>**Relatório sobre Revisão Especial**</u>

Aos
Acionistas e Administradores da
Companhia Siderúrgica Nacional
<u>Rio de Janeiro - RJ</u>

1. Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da COMPANHIA SIDERÚRGICA NACIONAL, compreendendo os balanços patrimoniais individual e consolidado em 30 de junho de 2002, as respectivas demonstrações do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, apresentados pela legislação societária brasileira, elaborados sob a responsabilidade de sua Administração.

2. Exceto quanto ao assunto mencionado no parágrafo (3), nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon – Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

3. As demonstrações financeiras em 30 de junho de 2002 das empresas coligada e controlada em conjunto, cujos investimentos representavam 0,06% do ativo total da Controladora e cujos resultados de equivalência patrimonial representavam, respectivamente, 5,50% e 4,53% do prejuízo do trimestre e semestre findos naquela data não foram revisadas por nós ou por outros auditores independentes.

4. Conforme descrito na Nota 13 das Informações Trimestrais, a Companhia e sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM no. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos períodos em que elas ocorrerem. Como conseqüência, em 30 de junho de 2002, o ativo e o patrimônio líquido estão superavaliados em aproximadamente R$253.548 mil (R$366.199 mil em 31 de março de 2002), e o prejuízo para o trimestre e semestre findos em 30 de junho de 2002 está apresentado a maior em aproximadamente R$98.468 mil e

R$323.887 mil, respectivamente (lucro líquido para o trimestre findo em 30 de junho de 2001 subavaliado em aproximadamente R$25.713 mil e prejuízo para o semestre findo em 30 de junho de 2001 superavaliado em aproximadamente R$49.437 mil), já considerados os efeitos fiscais correspondentes.

5. Com base em nossa revisão especial, exceto pelos efeitos do assunto mencionado no parágrafo (4), e pelo efeito, se houver, da ausência de revisão das demonstrações financeiras das empresas coligada e controlada em conjunto, mencionada no parágrafo (3), não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo (1) acima para que estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários – CVM especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

6. Os balanços patrimoniais individual e consolidado, em 31 de março de 2002, apresentados para fins comparativos, e a respectiva demonstração do resultado para o trimestre findo naquela data, foram revisados por outros auditores independentes. O relatório, datado de 8 de maio de 2002, contém ressalva quanto ao mesmo assunto mencionado no parágrafo (4) acima e contém divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações financeiras de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 1,75% do ativo total da controladora naquela data. As demonstrações do resultado da controladora para o trimestre e semestres findos em 30 de junho de 2001, apresentadas para fins comparativos, foram revisados por outros auditores independentes. O relatório, datado de 17 de julho de 2001, contém ressalva quanto ao mesmo assunto mencionado no parágrafo (4) acima e quanto aos impactos, se houver, da ausência de revisão das demonstrações financeiras de determinadas empresas coligadas, controladas e controladas em conjunto naquela data, que representavam 0,8% do ativo total da controladora. Referido relatório continha também divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações financeiras de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,2% do ativo total da controladora e cujos correspondentes resultados de equivalência patrimonial representavam, respectivamente (20,0%) e (32,5%) do resultado de participações societárias do trimestre e do semestre findos naquela data.

Rio de Janeiro, 30 de julho de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº. 2 SP 011609 S/RJ

Amauri Froment Fernandes
Contador
CRC nº 1-RJ-39.012-1.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04
4 - NIRE		
15910		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR	BOTAFOGO

3 - CEP	4 - MUNICÍPIO	5 - UF
22299-900	RIO DE JANEIRO	RJ

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
021	2586-1500	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
021	2586-1318	-	-	

15 - E-MAIL
invrel@csn.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
ANTONIO MARY ULRICH

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR	BOTAFOGO

4 - CEP	5 - MUNICÍPIO	6 - UF
22299-900	RIO DE JANEIRO	RJ

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
021	2586-1500	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
021	2586-1318	-	-	

16 - E-MAIL
invrel@csn.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	2	01/04/2002	30/06/2002	1	01/01/2002	31/03/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
AMAURI FROMENT FERNANDES	174.625.417-34

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2002	2 - TRIMESTRE ANTERIOR 31/03/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2001
Do Capital Integralizado			
1 - Ordinárias	71.729.261	71.729.261	71.729.261
2 - Preferenciais	0	0	0
3 - Total	71.729.261	71.729.261	71.729.261
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1140200 - Siderurgia
5 - ATIVIDADE PRINCIPAL	FABRICAÇÃO, TRANSP E COMERC. DE PRODUTOS SIDERÚRGICOS
6 - TIPO DE CONSOLIDADO	Parcial
7 - TIPO DO RELATÓRIO DOS AUDITORES	Com Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL
01	02.281.836/0001-37	COMPANHIA FERROVIÁRIA DO NORDESTE - CFN
02	00.924.429/0001-75	FERROVIA CENTRO ATLÂNTICA S.A.(FCA)
03	01.417.222/0001-77	MRS LOGÍSTICA S.A.

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	12/04/2002	Juros Sobre Capital Próprio	10/06/2002	ON	0,0006970650
02	AGO/E	30/04/2002	Juros Sobre Capital Próprio	10/06/2002	ON	0,0012547180

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA

ASSINADO PARA IDENTIFICAÇÃO

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS   Data-Base - 30/06/2002   Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	15.904.330	14.857.985
1.01	Ativo Circulante	3.927.761	3.175.545
1.01.01	Disponibilidades	8.558	2.038
1.01.01.01	Bancos Conta Movimento	8.514	1.968
1.01.01.02	Outros	44	70
1.01.02	Créditos	817.869	847.715
1.01.02.01	Mercado Interno	623.898	573.117
1.01.02.02	Mercado Externo	278.834	357.332
1.01.02.03	Provisão para Devedores Duvidosos	(84.863)	(82.734)
1.01.03	Estoques	529.049	587.007
1.01.03.01	Produtos Acabados	153.879	162.369
1.01.03.02	Produtos em Elaboração	80.476	102.333
1.01.03.03	Matérias-primas	142.730	158.687
1.01.03.04	Almoxarifado	128.991	142.159
1.01.03.05	Importações em Andamento	11.953	13.488
1.01.03.06	Materiais em trânsito	11.020	7.971
1.01.04	Outros	2.572.285	1.738.785
1.01.04.01	Títulos e Valores Mobiliários	1.860.313	1.075.012
1.01.04.02	IRRF/CSL a Compensar	182.131	230.383
1.01.04.03	Imposto de Renda Diferido	63.760	68.533
1.01.04.04	Contribuição Social Diferida	22.860	22.460
1.01.04.05	Dividendos Propostos a Receber	241.870	241.870
1.01.04.06	Outros	201.351	100.527
1.02	Ativo Realizável a Longo Prazo	1.459.537	1.935.014
1.02.01	Créditos Diversos	53.376	53.057
1.02.01.01	Empréstimos ELETROBRÁS	53.376	53.057
1.02.02	Créditos com Pessoas Ligadas	30.441	655.142
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	30.441	655.142
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	1.375.720	1.226.815
1.02.03.01	Imposto de Renda Diferido	387.284	259.199
1.02.03.02	Contribuição Social Diferida	82.178	43.375
1.02.03.03	Depósitos Judiciais	381.619	370.797
1.02.03.04	Títulos e Valores a Receber	121.153	120.997
1.02.03.05	PIS-PASEP a Compensar	44.745	73.688
1.02.03.06	Arrendamentos	35.368	36.191
1.02.03.07	Investimentos Disponíveis para venda	262.647	262.259
1.02.03.08	Outros	60.726	60.309
1.03	Ativo Permanente	10.517.032	9.747.426
1.03.01	Investimentos	2.349.555	1.388.534

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	2.349.555	1.388.534
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	7.623.251	7.672.422
1.03.02.01	Em Operação Liquido	7.445.392	7.517.548
1.03.02.02	Em Obras	87.417	64.453
1.03.02.03	Terrenos	90.442	90.421
1.03.03	Diferido	544.226	686.470

ASSINADO PARA ...

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	15.904.330	14.857.985
2.01	Passivo Circulante	4.151.883	3.659.693
2.01.01	Empréstimos e Financiamentos	2.961.714	2.548.603
2.01.02	Debêntures	48.957	18.356
2.01.03	Fornecedores	444.097	363.077
2.01.04	Impostos, Taxas e Contribuições	346.869	375.139
2.01.04.01	Salários e Contribuições Sociais	69.185	59.841
2.01.04.02	Tributos a Recolher	129.038	129.216
2.01.04.03	Imposto de Renda Diferido	109.299	137.507
2.01.04.04	Contribuição Social Diferida	39.347	48.575
2.01.04.05	Tributos e Obrigações Parceladas	0	0
2.01.05	Dividendos a Pagar	397	90.394
2.01.05.01	Juros sobre Capital Próprios Deliberados	397	394
2.01.05.02	Dividendos e JCP Propostos	0	90.000
2.01.06	Provisões	17.272	17.542
2.01.06.01	Trabalhista, Cível e Fiscal	17.272	17.542
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	332.577	246.582
2.01.08.01	Outros	332.577	246.582
2.02	Passivo Exigível a Longo Prazo	7.042.842	6.228.880
2.02.01	Empréstimos e Financiamentos	3.816.807	3.237.344
2.02.02	Debêntures	649.412	645.622
2.02.03	Provisões	1.470.413	1.401.595
2.02.03.01	Trabalhista, Cível, Fiscal e Ambiental	153.522	71.408
2.02.03.02	Imposto de Renda em Juizo	125.271	137.460
2.02.03.03	Contribuição Social em Juizo	93.110	93.932
2.02.03.04	Imposto de Renda Diferido	832.205	832.490
2.02.03.05	Contribuição Social Diferida	266.305	266.305
2.02.04	Dívidas com Pessoas Ligadas	873.953	705.875
2.02.05	Outros	232.257	238.444
2.02.05.01	Provisão para perdas em investimento	4.630	8.206
2.02.05.02	Outros	227.627	230.238
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	4.709.605	4.969.412
2.05.01	Capital Social Realizado	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947
2.05.02	Reservas de Capital	10.485	10.485
2.05.03	Reservas de Reavaliação	2.260.311	2.286.348
2.05.03.01	Ativos Próprios	2.260.074	2.286.111
2.05.03.02	Controladas/Coligadas	237	237
2.05.04	Reservas de Lucro	1.111.358	1.161.358

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2.05.04.01	Legal	196.449	196.449
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	914.909	964.909
2.05.04.07.01	De Investimentos	914.909	964.909
2.05.04.07.02	Ações em Tesouraria	0	0
2.05.05	Lucros/Prejuízos Acumulados	(353.496)	(169.726)

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.213.775	2.333.283	1.033.357	2.058.389
3.02	Deduções da Receita Bruta	(204.797)	(392.884)	(189.379)	(376.369)
3.03	Receita Líquida de Vendas e/ou Serviços	1.008.978	1.940.399	843.978	1.682.020
3.04	Custo de Bens e/ou Serviços Vendidos	(599.523)	(1.177.249)	(551.015)	(1.048.071)
3.04.01	Depreciação, Exaustão e Amortização	(115.273)	(238.872)	(78.187)	(168.736)
3.04.02	Outros	(484.250)	(938.377)	(472.828)	(879.335)
3.05	Resultado Bruto	409.455	763.150	292.963	633.949
3.06	Despesas/Receitas Operacionais	(844.751)	(1.493.667)	(468.848)	(1.109.437)
3.06.01	Com Vendas	(47.316)	(95.474)	(16.051)	(50.785)
3.06.01.01	Depreciação e Amortização	(1.086)	(2.187)	(927)	(1.591)
3.06.01.02	Outras	(46.230)	(93.287)	(15.124)	(49.194)
3.06.02	Gerais e Administrativas	(74.420)	(135.586)	(54.335)	(114.213)
3.06.02.01	Depreciação e Amortização	(7.372)	(14.679)	(7.184)	(14.545)
3.06.02.02	Outras	(67.048)	(120.907)	(47.151)	(99.668)
3.06.03	Financeiras	547.247	148.866	(72.084)	(117.344)
3.06.03.01	Receitas Financeiras	771.388	531.665	104.390	232.127
3.06.03.01.01	Amortização da variação cambial	(47.247)	(269.622)	0	0
3.06.03.01.02	Outros	818.635	801.287	104.390	232.127
3.06.03.02	Despesas Financeiras	(224.141)	(382.799)	(176.474)	(349.471)
3.06.04	Outras Receitas Operacionais	3.636	5.328	9.247	11.507
3.06.05	Outras Despesas Operacionais	(1.564.785)	(1.721.292)	(424.630)	(955.530)
3.06.05.01	Variação Monetária e Cambial Líquida	(1.419.106)	(1.418.823)	(377.071)	(844.001)
3.06.05.02	Amortização da Variação Cambial Especial	(98.840)	(205.731)	(35.293)	(67.576)
3.06.05.03	Outras	(46.839)	(96.738)	(12.266)	(43.953)
3.06.06	Resultado da Equivalência Patrimonial	290.887	304.491	89.005	116.928
3.07	Resultado Operacional	(435.296)	(730.517)	(175.885)	(475.488)
3.08	Resultado Não Operacional	(3.029)	(6.575)	481	1.384

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.08.01	Receitas	84	1.614	175	1.079
3.08.02	Despesas	(3.113)	(8.189)	306	305
3.09	Resultado Antes Tributação/Participações	(438.325)	(737.092)	(175.404)	(474.104)
3.10	Provisão para IR e Contribuição Social	41.692	25.343	48.172	63.616
3.11	IR Diferido	186.826	304.530	140.632	229.935
3.11.01	IR Diferido	141.945	231.882	103.579	168.213
3.11.02	Contribuição Social Diferida	44.881	72.648	37.053	61.722
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(209.807)	(407.219)	13.400	(180.553)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO			0,00019	
	PREJUÍZO POR AÇÃO	(0,00292)	(0,00568)		(0,00252)

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

Em milhares de reais, exceto quando mencionado

1. CONTEXTO OPERACIONAL

A Companhia Siderúrgica Nacional (CSN) produz aços planos, tendo como principal instalação industrial a Usina Presidente Vargas, localizada no Município de Volta Redonda, Estado do Rio de Janeiro.

A CSN explora, ainda, minério de ferro, calcário e dolomita, no Estado de Minas Gerais, para suprir as necessidades da Usina Presidente Vargas. Para otimização de suas atividades; a companhia também investe estrategicamente em empresas de transporte ferroviário e energia elétrica, entre outras.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

Atendendo a configuração do formulário das informações trimestrais, as Demonstrações das Origens e Aplicações de Recursos e dos Fluxos de Caixa da controladora e consolidado, estão sendo apresentadas no quadro "Outras informações que a companhia entenda como relevantes".

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis previstas na legislação societária brasileira e nas normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários (CVM) e pelo Instituto dos Auditores Independentes do Brasil – IBRACON.

(a) Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercícios. Conforme detalhado na nota 13, a companhia optou por diferir parte das variações cambiais líquidas incorridas no primeiro trimestre de 1999 e no exercício de 2001.

(b) Títulos e valores mobiliários

Os títulos e valores mobiliários estão registrados ao custo, acrescidos dos rendimentos auferidos até a data dos balanços, não excedendo o valor de mercado.

(c) Provisão para devedores duvidosos

A provisão para devedores duvidosos foi constituída em montante julgado suficiente pela Administração, para absorver eventuais perdas na realização dos recebíveis.

(d) Estoques

Os estoques são valorizados ao menor valor entre o custo médio de produção/compra e o valor líquido de realização ou o custo de reposição, respectivamente, exceto as importações em andamento, que são valorizadas ao custo identificado.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

(e) Demais ativo circulante e realizável a longo prazo

São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos auferidos até a data do balanço ou, no caso de despesas antecipadas, ao custo.

(f) Investimentos

Os investimentos em sociedades controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial, acrescidos de ágio a amortizar, quando aplicável.

Os demais investimentos permanentes são avaliados pelo custo de aquisição.

(g) Imobilizado

O valor do ativo imobilizado da controladora inclui a reavaliação dos bens, com base em laudo de peritos avaliadores independentes, realizado em 31 de março de 1999, conforme facultado pela Deliberação CVM nº 288 de 3 de dezembro de 1998. A depreciação é calculada pelo método linear, às taxas mencionadas na nota 12, com base na vida útil-econômica remanescente dos bens após a reavaliação. A exaustão da mina é calculada com base na quantidade de minério de ferro extraída. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados enquanto as mesmas não forem concluídas.

As controladas demonstram o ativo imobilizado pelo valor de custo de aquisição, liquido de depreciação acumulada, exceto a FEM – Projetos, Construções e Montagens S.A. que possui bens reavaliados, que não ultrapassam o valor de recuperação dos mesmos.

(h) Diferido

A formação do diferido deve-se, basicamente, a gastos incorridos no desenvolvimento e implantação de projetos que deverão gerar retorno econômico para a companhia nos próximos exercícios, sendo a amortização efetuada linearmente de acordo com o prazo previsto de retorno econômico dos referidos projetos. Adicionalmente, inclui o montante das variações cambiais líquidas relativas ao primeiro trimestre de 1999 e exercício de 2001, conforme disposto na Deliberação CVM nº 294/99 e Deliberações CVM nºs 404/01 e 409/01, respectivamente.

(i) Passivo circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais incorridas até a data dos balanços.

(j) Provisão para manutenção

É registrada conforme a característica dos gastos. A manutenção é constituída mensalmente de acordo com estimativas de gastos a serem incorridos para manter certas instalações em plena capacidade de produção (a provisão é apresentada no passivo circulante no grupo Outros).

(k) Benefícios a empregados

Em atendimento à Deliberação CVM nº 371 de 13 de dezembro de 2000, a companhia, mediante estudo atuarial, optou por provisionar anualmente 20% desse encargo, a partir do exercício de 2002 até 2006, correspondentes aos benefícios pós empregos, conforme divulgado na Nota 25c.

ASSINADO PARA IDENTIFICAÇÃO

(l) Imposto de Renda e Contribuição Social sobre o Lucro Líquido

São calculados com base nas alíquotas efetivas de imposto de renda e contribuição social sobre o lucro líquido e consideram a compensação de prejuízos fiscais e base negativa de contribuição social, limitada a 30%, para fins de determinação de exigibilidade. São constituídos créditos fiscais de impostos diferidos sobre prejuízo fiscais, base negativa e sobre diferenças temporárias, bem como, débitos fiscais de imposto de renda e contribuição social sobre variação cambial diferida de 1999 e 2001 e outras diferenças temporais.

4 – DEMONSTRAÇÕES CONTÁBEIS CONSOLIDADAS

As demonstrações contábeis consolidadas em 30 de junho de 2002 e 31 de março de 2002 incluem as seguintes controladas e controladas em conjunto:

Empresas	Participação direta no capital social total e votante (%) Em 30/06 e 31/03 de 2002	Atividades principais
Consolidadas integralmente:		
CSN Overseas	100,00	Operações financeiras
CSN Steel Corp.	100,00	Participações societárias
CSN Islands Corp.	100,00	Operações financeiras
CSN Energy Corp.	100,00	Participações societárias
CSN Steel II, S.A.	100,00	Participações societárias
CISA - CSN Indústria de Aços Revestidos S.A.	99,99	Centro de serviços de produtos siderúrgicos
FEM - Projetos, Construções e Montagem S.A.	99,99	Manutenção e montagem
Indústria Nacional de Aços Laminados - Inal S.A.	99,99	Centro de serviços de produtos siderúrgicos
CSC - Cia. Siderúrgica do Ceará	99,99	Siderurgia
CSN Panama, S.A.	99,99	Participações societárias
CSN Energia S.A.	99,90	Comercialização de energia elétrica
CSN Participações Energéticas S.A.	99,70	Participações societárias
CSN I S.A.	99,67	Siderurgia
Consolidadas proporcionalmente:		
GalvaSud S.A.	51,00	Centro de serviços de produtos siderúrgicos
Nordeste Energia Participações S.A (NEPAR) (1)	50,01	Participações societárias
Sepetiba Tecon S.A. (2)	20,00	Serviços portuários

(1) Em 28 de março de 2002 os acionistas da NEPAR decidiram liquidar a empresa, uma vez que o projeto de construção da termelétrica de Pecém havia se tornado economicamente inviável.

(2) Considerando a participação indireta na Sepetiba Tecon S.A., através da CSN Panama,S.A., o percentual de participação total atinge 50%.

As datas de encerramento dos períodos das controladas e controladas em conjunto são coincidentes com as da controladora, exceto para a controlada Inal, cuja data de encerramento é 31 de maio de 2002.

As demonstrações contábeis elaboradas em dólares norte-americanos (CSN Panama, S.A., CSN Islands, Corp., CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel, S.A.) foram convertidas para reais pela taxa de 30 de junho de 2002 – R$ 2,8444 (31 de março de 2002 - R$ 2,3236 e de 30 de junho de 2001 – R$ 2,3049) e os ganhos/perdas auferidos dessas conversões foram contabilizados nos resultados dos respectivos exercícios, na linha de resultado de equivalência patrimonial na controladora e na linha de variação monetária no consolidado. As referidas demonstrações contábeis foram preparadas utilizando-se de práticas contábeis compatíveis com as adotadas pela controladora.

Na elaboração das demonstrações contábeis consolidadas, todos os saldos e transações entre as sociedades consolidadas foram eliminados.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

Adotando procedimento consistente com o praticado nas demonstrações contábeis de 31 de dezembro de 2001, a companhia não está consolidando as investidas abaixo por não apresentarem alteração relevante na unidade econômica consolidada.

	Participação no capital social(%) Em 30/06 e 31/03 de 2002	
Empresas	Total	Votante
Companhia Ferroviária do Nordeste - CFN	30,00	30,00
Ferrovia Centro Atlântica S.A. (FCA)	11,95	11,66
MRS Logística S.A.	32,17	18,63

As demonstrações contábeis consolidadas não contemplam a CSN Aceros, S.A., coligada através da participação de 37,50% pela CSN Panama, S.A.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado é apresentada a seguir:

	Patrimônio líquido		Lucro líquido	
	30/06/2002	31/03/2002	30/06/2002	30/06/2001
Controladora	4.709.605	4.989.412	(407.219)	(180.553)
Eliminação de lucros nos estoques	(22.989)	(22.880)	(506)	200
Juros ativados	(14.489)	(14.489)		(71)
Acréscimos diretos no patrimônio líquido (CSN Energia/CISA)				(5.358)
Outros ajustes	2.429	544		(783)
Consolidado	4.674.556	4.932.587	(407.725)	(186.575)

Estão sendo apresentadas apenas as mutações do patrimônio líquido da controladora (nota 18).

ASSINADO PARA IDENTIFICAÇÃO

5. TRANSAÇÕES ENTRE PARTES RELACIONADAS

	CSN OVERSEAS	CSN CAYMAN*	CSN IRON*	CSN PANAMA	CSN ISLANDS	MRS	GALVASUD	FEM	INAL	OUTRAS**	TOTAL 30/06/2002	TOTAL 31/03/2002
ATIVO												
Contas a Receber	388	457.226				249	10.847	5	81.748	1.331	552.494	482.804
Debêntures Sepetiba Tecon										18.203	18.203	18.000
Dividendos a receber CSN Energia										241.870	241.870	241.870
Mútuo/conta corrente(1)				25.315		4.761	1	4.926	21	183	35.407	880.285
Adiantamento a fornecedores						5.877					5.877	5.877
Adiantamento para futuro aumento de capital										6.934	6.934	6.220
TOTAL	388	457.526		25.315		10.887	10.848	4.931	81.769	268.521	860.786	1.366.036
PASSIVO												
Empréstimos:												
Pré-pagamento	82.085	114.439									196.524	177.225
Fixed rate notes(2)	178.799										178.799	142.185
Emprest. Investidas	80.706										80.705	70.395
Intercompany bonds(3)			1.719.818		1.036.684						2.756.252	2.283.600
Mútuo/conta corrente(1)	873.953	25.436								1	899.390	780.403
Outros Passivos:												
Fornecedores de Serviços								370			370	2.198
Adiantamento investidas							4		5	27.096	27.105	
Estoque de Coligadas										49.330	49.330	48.344
Contas a pagar	71.101					32	192		(27)	829	72.127	2.438
TOTAL	1.286.645	139.875	1.719.818		1.036.684	32	196	370	(22)	77.256	4.280.605	3.486.926
											30/06/2002	30/06/2001
RECEITA												
Vendas de produtos e serviços		334.021					46.622		109.498	2.239	492.380	403.101
Juros e variação cambial	18.875	78.466	2.765	1.580	114				3		101.802	88.451
Outras						7				109	116	125
TOTAL	18.875	412.488	2.765	1.580	114	7	46.622		109.501	2.348	594.298	491.737
DESPESA												
Serviços						56.810		15.086		65.811	137.707	16.323
Juros e variação cambial	258.254	27.521	387.258		244.526			59			918.630	627.171
TOTAL	258.254	27.521	387.258		244.526	56.810		15.145		65.811	1.056.346	643.494

*CSN Cayman e CSN Iron – participação indireta através Energy I Corp. e CSN Panama, S.A., respectivamente.

**OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.

Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:

(1) Libor + 3% a.a.- vencimento – 05/2002 e 09/2002 – CSN Overseas
IGPM + 6% a.a. – vencimento – indeterminado – CSN Panama
(2) Contratos em US$ - Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.
(3) Contratos em US$ - Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Contratos em US$ - Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Islands

ASSINADO PARA IDENTIFICAÇÃO

6. TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Curto prazo				
Fundo de investimento financeiro (líquido de imposto de renda na fonte)	1.274.465	918.321	1.390.281	999.628
Aplicação no exterior e posição líquida de opções de dólar (Swap)	307.565	7.479	770.852	335.051
Renda fixa	278.283	149.212	253.698	125.441
	1.860.313	1.075.012	2.414.831	1.460.120
Longo prazo (incluído em Outros)				
Renda fixa e debêntures (líquido de provisão para perdas prováveis e imposto de renda na fonte)	19.169	19.169	10.169	10.169
	1.879.482	1.094.181	2.425.000	1.470.289

A Administração da companhia vem aplicando a maior parte de seus recursos financeiros em Fundos de Investimentos, os quais estão compostos por títulos do governo e papéis de renda fixa com variação monetária ou cambial emitidos no país e contratos de swap e opções de câmbio.

7 – CONTAS A RECEBER

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Mercado interno	623.898	573.117	1.085.031	1.035.301
Empresas controladas e coligadas	94.216	90.974		
Outros clientes	529.682	482.143	1.085.031	1.035.301
Mercado externo	278.834	357.332	185.412	123.421
Empresas controladas e coligadas	273.512	341.830		
Outros clientes	5.322	15.502	185.412	123.421
Provisão para devedores duvidosos	(84.863)	(82.734)	(94.412)	(91.422)
	817.869	847.715	1.176.031	1.067.300

8. ESTOQUES

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Produtos acabados	153.879	162.369	194.817	204.682
Produtos em elaboração	80.476	102.333	79.471	101.483
Matérias-primas	142.730	158.687	197.590	199.524
Almoxarifado	128.991	142.159	130.314	143.380
Importações em andamento	11.953	13.488	12.223	13.634
Outros	11.020	7.971	16.831	13.136
	529.049	587.007	631.246	675.839

ASSINADO PARA IDENTIFICAÇÃO

9. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Ativo circulante				
Imposto de renda	63.760	68.533	76.928	82.508
Contribuição social	22.860	22.460	23.647	23.335
	86.620	90.993	100.575	105.841
Realizável a longo prazo				
Imposto de renda	387.284	259.199	416.982	287.028
Contribuição social	82.178	43.375	92.082	52.679
	469.462	302.574	509.064	339.707
Passivo circulante				
Imposto de renda	109.299	137.507	109.632	138.007
Contribuição social	39.347	48.575	39.468	48.756
	148.646	186.082	149.100	186.763
Exigível a longo prazo				
Imposto de renda	832.205	832.490	833.538	833.824
Contribuição social	266.305	266.305	266.786	266.787
	1.098.510	1.098.795	1.100.324	1.100.611
Patrimônio líquido				
IR s/ parcela de reserva de reavaliação	(824.113)	(833.976)	(824.113)	(833.976)
CSL s/ parcela de reserva de reavaliação	(264.616)	(268.167)	(264.616)	(268.167)
	(1.088.729)	(1.102.143)	(1.088.729)	(1.102.143)

	Controladora		Consolidado	
Resultado	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Imposto de renda	231.882	168.213	235.025	168.958
Contribuição social	72.648	61.722	73.489	61.764
	304.530	229.935	308.514	230.722

ASSINADO PARA IDENTIFICAÇÃO

As origens do imposto de renda e contribuição social diferidos da controladora são demonstradas a seguir:

	30/06/2002				31/03/2002			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Ativos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Provisão para contingências cíveis, trabalhistas e fiscais	4.227	38.232	1.554	12.234	4.386	31.706	1.579	10.146
Provisão para devedores duvidosos	12.681	3.194	4.565	1.022	3.127	13.173	1.126	4.216
Provisão para juros sobre capital próprio	21		8		22.521		8.108	
Provisão para passivo a descoberto		1.158		370		2.052		656
Provisão para a perda de estoque	1.734		624		2.321		836	
Provisão para perda de imobilizado		235		75	620		198	
Provisão para participação nos lucros	4.400		1.594		2.700		972	
Tributos em discussão judicial		64.550				52.740		
Provisão para plano de previdência privada		6.772		2.167				
Prejuízos fiscais / base negativa	37.500	236.386	13.500	55.446	27.046	122.438	8.280	15.288
Perdas de títulos a receber		30.896		9.887		30.896		11.123
Outros	3.197	5.861	1.025	977	5.812	6.194	1.361	1.946
Total	63.760	387.284	22.860	82.178	68.533	259.199	22.460	43.375

	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Passivos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Variação cambial diferida	68.622	25.750	24.704	8.240	104.857	26.037	36.822	8.240
Lucros de controladas no exterior não disponibilizados	18.177		6.543		287		102	
IR / CSL sobre reserva de reavaliação	22.500	801.613	8.100	256.516	32.363	801.613	11.651	256.516
Outros		4.842		1.549		4.840		1.549
Total	109.299	832.205	39.347	266.305	137.507	832.490	48.575	266.305

O imposto de renda e a contribuição social ativos diferidos decorrentes de prejuízos fiscais e base negativa de contribuição social, foram constituídos baseados no histórico de rentabilidade da companhia e na conseqüente expectativa de rentabilidade futura. A expectativa é de que tais créditos sejam integralmente compensados no período de até 5 anos.

Além dos créditos já registrados, a companhia possui ação judicial relativa ao "Plano Verão", na qual busca os efeitos financeiro-fiscais, relativamente ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87%, na apuração da base de cálculo do IRPJ/CSL. Em 1ª Instância o pedido da companhia foi julgado procedente, em parte, limitando o percentual de janeiro de 1989 a 42,72%, descontado o índice já aplicado de 12,15%. Os efeitos da referida ação não foram reconhecidos contabilmente pela companhia (vide nota 17, item c).

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

A conciliação das despesas e receitas de imposto de renda – IRPJ e de contribuição social – CSL correntes da controladora e o produto da alíquota efetiva sobre o lucro antes do IRPJ e da CSL é demonstrada como segue:

	30/06/2002		30/06/2001	
	IRPJ	CSL	IRPJ	CSL
Lucro antes da CSL e do IRPJ	(737.092)	(737.092)	(474.104)	(474.104)
Alíquota	25%	9%	25%	9%
Total	184.273	66.338	118.526	42.669
Ajustes para refletir a alíquota efetiva:				
Resultado de equivalência patrimonial	76.446	27.520	36.292	13.065
Benefícios fiscais dos juros sobre capital próprio	12.500	4.500	32.500	11.700
Diferença de alíquota		(10.250)		
Provisão sobre Lucros apurados no exterior	(18.177)	(6.544)		
Diferenças temporárias alocadas no diferido	(231.882)	(72.648)	(168.213)	(61.722)
Reversão da provisão do 4º tri/00			24.919	10.050
Outras adições (exclusões)	(4.525)	(2.208)	1.958	1.872
Controladora	18.635	6.708	45.982	17.634
Consolidado	9.984	3.512	38.756	14.974

10 - PIS/PASEP A COMPENSAR

Em razão da decisão judicial favorável, já transitada em julgado, de inconstitucionalidade dos Decretos-Lei nºs 2.445/88 e 2.449/88, pelo STF e pela Resolução nº 49/95 do Senado Federal, bem como consubstanciada na opinião de seus consultores legais, a companhia está apresentando este crédito no seu balanço patrimonial, o qual inclui o principal e acréscimos legais.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

11 – INVESTIMENTOS

Empresas	Quantidade de ações – Ordinárias	Quantidade de ações – Preferenciais	Participação no capital social (%)	Informações sobre a investida – Patrimônio líquido e Passivo a descoberto	Informações sobre a investida – Lucro (Prejuízo) líquido do período
Em operação					
FEM	378.338		99,99		
MRS (a)	36.084.843	74.289.193	32,17	(102.721)	(139.095)
GalvaSud (c)	70.655.879		51,00	20.980	(76.482)
Inal	8.457.139		99,99		
CSN Overseas (d)	272.950.982		100,00	760.346	(24.229)
CSN Islanda	60.000		100,00	142	
CSN Panama	16.870	11.411	99,99	533.649	63.115
CISA	129.999.997		99,99	233.354	624
CSN Energia	999		99,90	334.033	25.986
Sepetiba Tecon(a)	7.425.364		20,00	890	(32.714)
CSN Energy Corp	200.000.000		100,00	442.404	6.181
Em pré-operação					
CSN Participações Energéticas	997		99,70	1	
CSN I	600	1.194	99,67	2	
Total de Investimentos					
Outros Investimentos ao custo(b)					
Ágio					
Inal					
MRS					
CISA					
Total do Ágio					
Total do movimento dos investimentos e ágio em junho de 2002					
Total do movimento dos investimentos e ágio em março de 2002					
Passivo a descoberto sobre investimentos					
CSN Overseas	2.500		100,00		
CSN Steel	1		100,00	(44)	(3)
CSC	1.099.996		99,99	(4.587)	(2)
Total do movimento do passivo a descoberto em junho de 2002					
Total do movimento do passivo a descoberto em março de 2002					

O ágio pago na aquisição de investimentos foi fundamentado na expectativa de resultados futuros.

(a) Empresas auditadas por outros auditores independentes.
(b) Companhia de Desenvolvimento do Sudeste – CDSE.
(c) Todas as ações de propriedade da CSN na GalvaSud encontram-se empenhadas em favor do Unibanco – União de Bancos Brasileiros S.A. e do Kreditanstalt Fur Wiederaufbau, garantindo financiamentos contraídos pela GalvaSud junto àquelas instituições financeiras.
(d) Em 30 de abril de 2002, a CSN capitalizou o montante de R$ 644.841 no capital da CSN Overseas por meio de um mútuo ativo com a investida, através da emissão de 272.948.462 ações ordinárias, com valor nominal de US$ 1,00 por ação.
(e) O Conselho de Administração decidiu alienar as participações acionárias da companhia Itá Energética S.A (ITASA). Considerando que existem evidências formais de que a venda se realizará num futuro próximo, os saldos destes investimentos foram transferidos para o ativo realizável a longo prazo em 31 de dezembro de 2001.
Este montante foi atualizado pela equivalência patrimonial devido a determinação da Instrução CVM nº 247/96, art.7º, totalizando R$ 387.
O ganho e perda na variação percentual de R$ 741, ocasionado pelo aumento do capital da CSN na CSN Energia, foi reclassificado conforme o previsto no item II, do artigo 16 da Instrução CVM nº 247/96 para resultado não operacional.
(f) As datas de encerramento dos exercícios sociais das controladas e controladas em conjunto são coincidentes com as da controladora, exceto para a controlada Inal, cuja data de encerramento é 31 de maio de 2002.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

Movimentação de investimentos em 2002							Consolidado
Saldo em 31/03/2002	Adições	Baixas	Amortização de ágio	Equivalência patrimonial	Juros sobre capital próprio/ dividendos	Saldo em 30/06/2002	Saldo em 30/06/2002
2.866				(2.866)			
6.127				(6.127)			
42.847				(32.300)		10.547	
107.791				2.490		110.281	
	644.841			115.505		760.346	
116				26		142	
410.800				122.749		533.549	
205.161	26.000			2.193		233.354	
231.496	3.996			2.860		238.352	
5.617				(5.419)		198	
354.642				87.762		442.404	
1						1	
2						2	
1.367.466	674.837			286.873 (e)		2.329.176	
130						130	130
10.160			(435)			9.725	9.725
9.666			(254)			9.412	9.412
1.112						1.112	1.112
20.938			(689)			20.249	20.249
1.388.534	674.837		(689)	286.873		2.349.555	20.379
1.220.066	146.679	(183)	(562)	18.552	(2.016)	1.388.534	27.495
(3.591)				3.591		0	
(30)				(14)		(44)	
(4.585)				(2)		(4.587)	
(8.206)				3.575		(4.631)	
(4.592)				(3.614)		(8.206)	

ASSINADO PARA IDENTIFICAÇÃO

12 - IMOBILIZADO

		Controladora			
		30/06/2002			31/03/2002
	Taxa efetiva de depreciação, exaustão e amortização (% ao ano)	Custo corrigido e reavaliado	Depreciação, exaustão e amortização acumuladas	Liquido	Liquido
Terrenos		90.442		90.442	90.421
Máquinas e equipamentos	5,91	6.764.039	(1.213.789)	5.550.250	5.611.961
Edificações	4,00	940.283	(189.512)	750.771	754.993
Móveis e utensílios	10,00	90.851	(73.854)	16.997	17.667
Minas e jazidas	1,62	1.136.599	(56.253)	1.080.346	1.085.115
Outros bens	20,00	106.784	(58.817)	47.967	50.290
Provisão para perdas prováveis na baixa de bens		(939)		(939)	(2.478)
		9.128.059	(1.592.225)	7.535.834	7.607.969
Obras em andamento		87.417		87.417	64.453
Controladora		9.215.476	(1.592.225)	7.623.251	7.672.422
Consolidado		9.771.052	(1.640.529)	8.130.523	8.119.002

Em Assembléia Geral Extraordinária realizada em 31 de março de 1999, os acionistas aprovaram o laudo de avaliação efetuado por empresa especializada, que contemplou terrenos, máquinas e equipamentos, instalações, imóveis e edificações, existentes nas plantas da Usina Presidente Vargas, Casa de Pedra e Arcos, além da mina de minério de ferro em Casa de Pedra, o que foi possível por se tratar de uma mina manifestada, assim definida pelo Decreto 24.642/1934 – Código de Minas – , como sendo as jazidas conhecidas à época pertencentes aos proprietários do solo onde se encontravam.

A depreciação, exaustão e amortização total no primeiro semestre de 2002 foi de R$ 224.595 (2001 - R$ 198.534), sendo R$ 215.084 (2001 – R$ 189.004) apropriados ao custo de produção e R$9.511 (2001 – R$ 9.530) às despesas gerais e administrativas (não inclui amortização do diferido).

A parcela da depreciação e exaustão total dos bens reavaliados absorvida no resultado a cada ano é transferida no patrimônio líquido em igual montante, da reserva de reavaliação para lucros acumulados. No primeiro semestre de 2002, esse montante, líquido de imposto de renda e contribuição social, foi de R$ 53.723 (2001 – R$ 55.609).

As obras em andamento são representadas, principalmente, por um conjunto de planos de investimento visando a atualização e desenvolvimento tecnológico para manter a companhia em condições de competitividade nos mercados nacional e internacional. Os principais planos são voltados para empreendimentos em proteção do meio ambiente, redução de custos, infra-estrutura e técnicas de automação e informática. O montante de encargos financeiros capitalizados, no primeiro semestre de 2002, sobre obras em andamento foi de R$ 9.590 (2001 – R$ 8.026).
No primeiro semestre de 2002, os bens dados em garantia nas operações financeiras atingiram um total de R$ 1.697.732 (2001 – R$ 1.656.747).

ASSINADO PARA IDENTIFICAÇÃO

13 – DIFERIDO

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Variação cambial diferida	2.060.179	2.060.179	2.068.186	2.068.186
Projetos de informática	128.802	127.317	132.434	130.476
Outros projetos	93.808	83.491	154.163	141.555
	2.282.789	2.270.987	2.354.783	2.340.217
Amortização acumulada	(1.738.563)	(1.584.517)	(1.746.216)	(1.589.928)
	544.226	686.470	608.567	750.289

Os projetos de informática são representados por projetos de automação e informatização de processos operacionais que visam a redução de custos e aumento da competitividade da companhia.

A amortização total dos projetos de informática e dos outros projetos no primeiro semestre de 2002 foi de R$ 15.672 (2001 - R$ 7.755), sendo R$ 8.325 (2001 – R$ 1.236) apropriados ao custo de produção e R$7.347 (2001 – R$ 6.519) às despesas gerais e administrativas.

O saldo remanescente das variações cambiais diferidas no exercício de 1999, pela companhia e sua subsidiária MRS Logística S.A. com base na Medida Provisória n° 1818 e na Deliberação CVM n° 294, de 26 de março de 1999, será amortizado em 2002.

Conforme disposto na Medida Provisória nº 3, de 26 de setembro de 2001 e nas Deliberações CVM n°s 404 e 409, de 27 de setembro de 2001 e 1º de novembro de 2001 respectivamente, a companhia e suas investidas MRS Logística S.A. e GalvaSud S.A. optaram por diferir o resultado líquido negativo decorrente do ajuste dos valores em reais de obrigações e créditos em moeda estrangeira, em virtude de variação nas taxas de câmbio ocorridas no ano de 2001, devendo ser amortizados em até quatro anos.

A movimentação ocorrida pode ser assim demonstrada:

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

	CVM 294/99 Trimestre findo em 31/03/1999	CVM 404/01 Exercício de 2001	Total em 30/06/2002
Variação cambial diferida	699.543	1.360.636	2.060.179
Amortização acumulada incluindo liquidação de empréstimos:			
1999	(294.279)		(294.279)
2000	(173.779)		(173.779)
2001	(124.107)	(615.173)	(739.280)
1o.semestre de 2002	(59.083)	(416.270)	(475.353)
Saldo a amortizar	48.295	329.193	377.488

Demonstração da expectativa da amortização:

2002(julho a dezembro)	48.295	95.674	143.969
2003		130.339	130.339
2004		103.180	103.180
	48.295	329.193	377.488

ASSINADO PARA IDENTIFICAÇÃO

14.EMPRÉSTIMOS E FINANCIAMENTOS

	Controladora				Consolidado			
	30/06/2002		31/03/2002		30/06/2002		31/03/2002	
	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
MOEDA ESTRANGEIRA								
Pré - pagamento	299.781	544.377	400.333	493.754	206.751	440.882	333.466	383.394
Euronotes	936.612	1.877.304	716.269	1.533.576	1.038.649	225.655	831.478	184.338
Commercial paper					1.113.099	227.552	328.232	766.788
BNDES/Finame	61.581	887.550	54.902	731.899	61.581	887.550	54.902	731.899
Importações financiadas	936.418	181.250	795.588	193.995	936.418	181.250	795.588	193.995
Eximbank - Japão	32.805	150.406	25.103	123.233	32.805	150.406	25.103	123.233
ACC/ACE	135.436		116.180		320.266		116.180	
Empréstimo de terceiros	12.166	87.441	10.458	75.333	12.166	87.441	10.458	75.333
Outros	456.830	66.267	338.648	54.814	343.041	263.637	194.138	230.819
	2.875.629	3.794.615	2.457.481	3.206.704	4.062.776	2.484.373	2.689.547	2.689.899
MOEDA NACIONAL								
BNDES/Finame	48.840	22.192	55.573	30.640	48.840	22.192	55.573	30.640
Debêntures	48.957	649.412	18.356	645.622	48.957	649.412	18.356	645.622
Outros	37.245		35.549		20.272	227.780	9.641	168.355
	135.042	671.604	109.478	676.262	118.069	899.384	83.570	844.617
Total	3.010.671	4.466.219	2.566.959	3.882.966	4.180.845	3.383.757	2.773.117	3.534.516

A amortização do principal de longo prazo apresentam, em 30 de junho de 2002, as seguintes composições por ano de vencimento:

	Controladora	Consolidado
2003	446.302	603.215
2004	575.735	455.979
2005	826.394	882.574
2006	330.099	388.151
2007 à 2024	2.287.689	1.053.838
Total	4.466.219	3.383.757

Sobre os empréstimos e financiamentos externos e internos contratados incidem juros, cujas taxas anuais apresentam-se em 30 de junho de 2002, como segue:

	Controladora	Consolidado
até 7%	3.317.043	4.743.843
De 7.1 a 9%	243.928	477.674
De 9.1 a 11%	3.088.303	1.467.561
Acima de 11%	827.616	875.524
Total	7.476.890	7.564.602

Composição percentual da dívida total por moeda/ indexador de origem:

	Controladora		Consolidado	
	30/06/2002	31/03/2002	30/06/2002	31/03/2002
Dólar norte americano	79,69	80,65	77,34	77,48
Iene	7,21	5,07	7,15	5,86
Taxa de juros de longo prazo	0,95	1,34	4,06	3,55
CDI	7,47	8,25	7,38	8,43
Cesta de moedas	1,35	1,26	1,34	1,71
Outras moedas	3,14	3,30	2,17	2,96
	100,00	100,00	100,00	100,00

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

A companhia contrata operações de derivativo, conforme nota 15, com o objetivo de minimizar os riscos de oscilações relevantes na paridade de moeda estrangeira.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

Conforme aprovado na Assembléia Geral Extraordinária e na Reunião do Conselho de Administração, realizadas em 10 de janeiro de 2002 e 20 de fevereiro de 2002, respectivamente,a companhia emitiu 69.000 debêntures, nominativas e não conversíveis, sem garantia nem preferência, com valor nominal de R$10.000, em duas séries. Foram emitidas 54.000 debêntures da 1ª série e 15.000 da 2ª série. O valor nominal unitário está sendo atualizado monetariamente, acrescido da respectiva remuneração calculada "pro rata temporis", sendo a primeira emissão corrigida pela DI acrescida de 2,75% e a segunda emissão pelo IGPM mais juros de 13,25%, desde a data da emissão até a data da efetiva integralização, que será à vista, em moeda corrente, no ato da subscrição. O vencimento está previsto para 01/02/2005 (1ª série) e 01/02/2006 (2ª série), com opção de resgate antecipado (total ou parcial) à opção da emitente.

Em março de 2002, a companhia efetuou recompra de 4.396 debêntures, sendo 2.345 da 1ª série e 2051 da 2ª série.

As garantias concedidas em razão dos empréstimos e financiamentos totalizaram R$ 4.179.480 em 30 de junho de 2002 (R$ 4.136.165 em 31 de março de 2002), constituindo-se principalmente de bens do imobilizado, avais e fianças. Esse total não considera as garantias concedidas para empresas controladas, conforme mencionado na nota 16.

O empréstimo de R$ 251.984 possui uma garantia de R$ 253.648 em aplicações financeiras.

15. INSTRUMENTOS FINANCEIROS

Considerações gerais

O negócio da companhia compreende a produção de aços planos para atender aos mercados interno e externo a extração de minério de ferro, calcário e dolomita para suprir as necessidades da Usina Presidente Vargas. Os principais fatores de risco de mercado que afetam o negócio da companhia podem ser assim enumerados:

(a) Risco de taxa de câmbio

Apesar da maior parte das receitas da companhia serem denominadas em reais, em 30 de junho de 2002, R$ 6.670.244 da dívida total da companhia eram denominados em moeda estrangeira. Dessa forma, a companhia está exposta ao risco de mudanças nas taxas de câmbio. A companhia administra o risco decorrente das flutuações das taxas de câmbio, que afetam o valor em reais necessários para pagar as obrigações denominadas em moeda estrangeira, utilizando instrumentos financeiros derivativos, principalmente contratos futuros, *swaps*, mercado a termo e contratos de opção com bancos, assim como aplicação de parte substancial de suas disponibilidades em títulos remunerados pela variação cambial.

O objetivo da Administração ao manter esses instrumentos é igualar os ganhos dos investimentos dos recursos de empréstimos às perdas de câmbio relativas à desvalorização do real face ao dólar norte-americano e o iene. Os recursos desses empréstimos foram investidos em aplicações de curto prazo denominadas em reais, que renderam juros à taxa de mercado no Brasil.

ASSINADO PARA IDENTIFICAÇÃO

(b) Risco de crédito

A exposição ao risco de crédito é administrada através da restrição de contrapartes em instrumentos derivativos para instituições financeiras de grande porte com alta qualidade de crédito. Dessa forma, a administração acredita que o risco de não cumprimento pelas contrapartes é insignificante. A companhia não mantém, nem emite, instrumentos financeiros para fins de comércio. A seletividade de seus clientes, assim como a diversificação de sua carteira de recebíveis e acompanhamento dos prazos de financiamento de vendas por segmento de negócio, são procedimentos que a CSN adota de modo a minimizar eventuais problemas de seus parceiros comerciais.

Os valores dos instrumentos financeiros registrados em contas patrimoniais em 30 de junho de 2002, cujo valor de mercado difere do valor contábil, estão assim representados:

	Valor contábil	Valor de mercado
Investimento e ágio em sociedade controlada em conjunto	12.933	1.121
Empréstimos e financiamentos (curto e longo prazo)	7.476.890	7.478.603

Em 30 de junho de 2002 a posição consolidada dos contratos de derivativos em aberto era a seguinte:

	Contrato		US$ mil		R$ mil	
	Data	Vencimento	Valor de referência		Ajuste a valor de mercado	
Swap cambial Iene/dólar- CSN	02/08/2000	02/08/2002	US$	350.000	R$	(160.432)
Swap cambial Iene/dólar - CSN Islands	02/08/2000	02/08/2002	US$	350.000	R$	160.432
Swap cambial Iene/real	Diversas	20/12/2002	US$	12.505.139	R$	45.510
Swap cambial	Diversas	03/12/2002 e 02/06/2003	US$	624.800	R$	273.111
Forward de moedas	Diversas	05/07/2002 a 09/12/2002	US$	20.642	R$	158
Operações com taxas de câmbio	07/01/2002	02/01/2003 e 03/01/2003	US$	613.000	R$	(29.612)
Opções com taxas de juros "Cap" (Libor semestral)	Diversas	31/12/2003 e 31/12/2004	US$	600.000	R$	748

A perda líquida nas operações com taxa de câmbio apresentada acima no valor de R$ 29.612 está reconhecida no resultado financeiro do período.

Os ganhos de swap, no montante total de R$316.645 foram contabilizados, estando R$273.111 classificados na rubrica aplicações financeiras e R$43.534 apresentados como conta redutora de empréstimos e financiamentos.

(c) Valor de mercado

Os valores apresentados acima como "ajuste a valor de mercado" foram calculados de acordo com as condições verificadas nos mercados local e internacional em 30 de junho de 2002, para transações financeiras com características idênticas, tais como: volume da transação e prazo até vencimento pactuado. São utilizados modelos matemáticos que têm como premissa básica a inexistência de arbitragem entre mercados e ativos financeiros. Por fim, todas as transações realizadas nos mercados não organizados (mercado balcão) são contratadas com Instituições Financeiras, previamente aprovadas pelo Conselho de Administração da companhia.

16. AVAIS E FIANÇAS

A companhia possui junto às controladas e controladas em conjunto as seguintes responsabilidades por garantias fiduciárias (avais e/ou fianças):

		Em Milhões			
Empresas	Moeda	30/06/2002	31/03/2002	Vencimento	Condições
CSN Overseas	US$	728,0	870,0	20/12/02 a 30/12/03	Nota promissória / aval referente à operação de commercial papers
CSN Panama, S.A.	US$	850,0	850,0	30/12/03	Aval para operação financeira de hedge de juros
CSN Iron, S.A.	US$	79,3	78,3	01/08/07	Nota promissória referente operação de
CSN Islands Corp.	US$	700,0	700,0	02/08/02	Nota promissória pela contratação de notes e operação financeira de hedge cambial
CISA - CSN Indústria de Aços Revestidos S.A.	US$	28,3	28,3	13/09/02 a 28/08/07	Notas promissórias / aval ref. contratos de finc° de importação fiança para financiamento do Eximbank-KFW
CISA - CSN Indústria de Aços Revestidos S.A.	R$	190,7	190,7	02/09/02	Fiança de contrato de financiamento do BNDES
CISA - CSN Indústria de Aços Revestidos S.A.	EURO	1,5	1,5	28/2/03	Fiança para financiamento do Eximbank-KFW
Companhia Ferroviária do Nordeste - CFN	R$	18,5	18,5	11/07/02	Garantia de fiança solidária, junto ao BBV, para capital de giro
Sepetiba Tecon S.A.	US$	38,2	38,7	15/09/03 e 15/08/09	Fidejussória do financiamento para aquisição de equipamentos
Sepetiba Tecon S.A.	R$	27,6	26,7	15/12/11 e 16/01/12	Fiança para financiamento de 60% das obras civis e instalações
Indústria Nacional de Aços Laminados - INAL S.A.	R$	3,6	4,5	15/03/06 e 15/04/06	Fidejussória de financiamento de ativos
GalvaSud S.A.	R$	175,7	175,3	15/12/2003	Fiança para financiamento de equipamentos importados e nacionais

ASSINADO PARA IDENTIFICAÇÃO

17. PÁSSIVOS CONTINGENTES E DEPÓSITOS JUDICIAIS

A companhia está discutindo nas esferas administrativa e judicial competentes, ações e reclamações de diversas naturezas como demonstrado abaixo:

	30/06/2002		31/03/2002	
	Depósitos Judiciais	Passivo Contingente	Depósitos Judiciais	Passivo Contingente
Curto prazo:				
Trabalhista		15.960		16.373
Cíveis		1.312		1.169
Controladora		17.272		17.542
Consolidado		17.272		17.666
Longo prazo:				
Trabalhista	16.872	46.849	17.135	47.645
Cíveis	2.982	25.395	2.984	23.763
Fiscais	143.384	321.451	119.286	270.644
Contribuição social	93.110	93.110	93.932	93.932
Imposto de renda	125.271	125.271	137.460	137.460
Controladora	381.619	612.076	370.797	573.444
Consolidado	389.126	551.885	375.266	592.689

O passivo contingente está apresentado na rubrica de Provisões (circulante e exigível a longo prazo) e Tributos a recolher, exceto quanto ao imposto de renda e contribuição social que estão apresentados em linha específica.

a) Ações Trabalhistas:

A CSN figurava como ré, até 30 de junho de 2002, em cerca de 1.590 reclamações trabalhistas, sendo provisionado naquela data o valor de R$62.809. Os pleitos das ações, em sua grande maioria, estão relacionados com a responsabilidade subsidiária, equiparação salarial, horas extras e adicionais de insalubridade e periculosidade.

Os pedidos referentes à responsabilidade subsidiária representam grande parte do total das reclamações trabalhistas contra a companhia e são decorrentes do não pagamento pelas empresas contratadas das obrigações com seus empregados, o que resulta na inclusão da CSN no polo passivo das ações para honrar, subsidiariamente, o pagamento de tais obrigações.

As ações mais recentes decorrentes da responsabilidade subsidiária tendem a ser extintas em relação à CSN, em vista dos procedimentos adotados pela companhia para fiscalizar e cobrar o cumprimento dos pagamentos de salários e recolhimentos de encargos sociais, através da criação dos Núcleos de Acompanhamento de Contratos, em operação há aproximadamente dois anos.

b) Ações Cíveis:

Dentre os processos judiciais cíveis em que a companhia é parte, encontram-se, principalmente, ações com pedido de indenização. Tais processos, em geral, são decorrentes de acidentes de trabalho e doenças ocupacionais relacionadas às atividades industriais da companhia. Para essas demandas foi provisionado o valor de aproximadamente R$26.707.

ASSINADO PARA IDENTIFICAÇÃO

c) Ações Fiscais:

PIS/COFINS – Lei 9.718/99

A CSN questiona a legalidade da Lei 9.718/99, que amplia as bases de cálculos do PIS e da COFINS, incluindo nas mesmas as receitas financeiras da companhia. O montante provisionado em 30 de junho de 2002 está em R$ 169.149, o qual inclui os acréscimos legais.

A companhia obteve sentença favorável de 1ª instância e o processo está em reexame obrigatório pelo TRF da 2ª Região. Ainda não houve julgamento da matéria por tribunais superiores, entretanto, os advogados da companhia consideram possíveis as chances de êxito.

CPMF

A companhia questiona a exigência da CPMF desde a promulgação da Emenda Constitucional nº 21/99. O montante provisionado em 30 de junho de 2002 está em R$ 89.097, o qual inclui os acréscimos legais.

A sentença de 1ª instância foi favorável e o processo está em julgamento no TRF da 2ª Região. Ressalta-se que a jurisprudência mais recente não vem sendo favorável aos contribuintes.

CIDE – Contribuição para intervenção no domínio econômico

A CSN questiona a validade jurídica da Lei 10.168/00, que institui a cobrança de contribuição de intervenção no domínio econômico sobre as importâncias pagas, creditadas ou remetidas a beneficiários não-residentes no país, a título de royalties ou remuneração sobre contratos de fornecimento, assistência técnica, cessão e licenças de uso de marcas e cessão e licença de exploração de patentes. Existe um depósito judicial no valor de R$17.507, o qual inclui os acréscimos legais.

A sentença de 1ª instância judicial foi desfavorável e o processo está em julgamento no TRF da 2ª Região. Embora não exista uma jurisprudência consolidada, haja visto que os processos sobre a matéria ainda são muito recentes, os advogados da companhia consideram possíveis as chances de êxito.

Salário-educação

A companhia discute a inconstitucionalidade do Salário-educação e a possibilidade de recuperação das parcelas recolhidas no período de 05.01.89 a 16.10.96. O valor provisionado em 30 de junho de 2002 está em R$ 22.265, o qual inclui os acréscimos legais.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente em julgamento no TRF da 2ª Região. Recentemente, o STF julgou a questão de forma contrária aos contribuintes, fato que reduz as expectativas de êxito neste processo.

SAT - Seguro acidente do trabalho

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

A companhia entende que deve recolher o SAT à alíquota de 1% em todos os seus estabelecimentos, e não a 3%, como determina a legislação vigente. Os valores estão sendo provisionados e chegam ao montante de R$18.750 em 30 de junho de 2002.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente no TRF da 2ª Região. Embora não exista julgamento da matéria por tribunais superiores, os advogados da companhia consideram possíveis as chances de êxito.

Outros:

A companhia possui ainda provisões para diversos processos referentes a FGTS LC 110, Drawback e Adicional de frete para renovação da marinha mercante (AFRMM), cujo montante atinge a R$ 4.683.

Imposto de renda e Contribuição social:

A companhia pleiteia o reconhecimento dos efeitos financeiro-fiscais relativos ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87% (conforme apuração da base de cálculo do IRPJ/CSL). O depósito judicial sobre a matéria chega a R$ 218.381.

Em 1ª e 2ª instâncias, o pedido da companhia foi julgado parcialmente procedente, limitando o percentual de janeiro de 1989 a 42,72%, descontando o índice já aplicado de 12,15%. Os possíveis efeitos contábeis da referida ação não foram reconhecidos pela companhia. O processo está em julgamento no STJ. A jurisprudência majoritária tem sido no sentido de conceder o índice de 42,72% em janeiro de 1989, tal como nas decisões de 1ª e 2ª instâncias da companhia.

ASSINADO PARA IDENTIFICAÇÃO

18. PATRIMÔNIO LÍQUIDO

	Capital social integralizado	Reservas	Lucros / (prejuízos) acumulados	Total do patrimônio líquido
Saldos em 31/12/2001	1.680.947	3.472.266		5.153.213
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social		(27.686)	27.686	
Regularização IRPJ/CSL s/reserva de reavaliação		4.384		4.384
Constituição de reserva de capital		9.227		9.227
Prejuízo líquido do período			(197.412)	(197.412)
Saldos em 31/03/2002	1.680.947	3.458.191	(169.726)	4.969.412
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social		(26.037)	26.037	
Destinação do lucro:				
- Juros sobre capital próprio deliberados		(50.000)		(50.000)
Prejuízo líquido do período			(209.807)	(209.807)
Saldos em 30/06/2002	1.680.947	3.382.154	(353.496)	4.709.605

(a) Capital social integralizado

O capital social em 30 de junho de 2002 e em 31 de março de 2002 é composto por 71.729.261 mil ações ordinárias, todas escriturais e sem valor nominal. Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral.

(b) Reserva de reavaliação (controladora)

Refere-se à reavaliação de bens do ativo imobilizado da companhia aprovada na Assembléia Geral Extraordinária de 31 de março de 1999, que objetivou adequar os montantes do ativo imobilizado à sua realidade econômica e ao seu valor de mercado ou de recuperação, em conformidade com a Deliberação CVM nº 288, de 3 de dezembro de 1998.

Atendendo às disposições contidas na Deliberação CVM nº 273, de 20 de agosto de 1998, foi constituída provisão para contribuição social e para o imposto de renda diferidos, classificada no exigível a longo prazo, sobre o saldo da reserva de reavaliação (exceto terrenos).

A parcela realizada da reserva de reavaliação, líquida de imposto de renda e contribuição social, integra a base de cálculo do dividendo mínimo obrigatório.

(c) Constituição de reserva de capital

Conforme mencionado na nota 14, em 2002, a Companhia emitiu 69.000 debêntures, gerando um prêmio no valor de R$ 9.227.

(d) Juros sobre capital próprio

Em 12 de abril de 2002, o Conselho da Administração aprovou o pagamento de juros sobre capital próprio, no montante de R$ 50.000 (R$ 0,697065 por lote de mil ações) como complemento da distribuição do resultado de 2001.

Em 30 de abril de 2002, o Conselho aprovou a distribuição do juros sobre capital próprio proposto em dezembro de 2001, no montante de R$ 90.000 (R$ 1,254718 por lote de mil ações).

Por deliberação do Diretor Executivo de Relações com Investidores, as distribuições mencionadas foram pagas a partir de 10 de junho de 2002.

(e) Composição acionária

Em 30 de junho de 2002, os principais acionistas da CSN são:

	Em milhares	
	Quantidade de Ações	
	Ordinárias	%
Vicunha Siderurgia	33.337.091	46,48
Fundação Vale do Rio Doce de Seguridade Social	7.410.457	10,33
ADR	6.148.832	8,57
Caixa Beneficente dos Empregados da CSN - CBS	2.604.922	3,63
Clube de Investimento CSN	1.165.111	1,62
Outros	21.065.048	29,37
Ações em circulação	71.729.261	100,00

19. RECEITA LÍQUIDA E CUSTOS DOS PRODUTOS VENDIDOS

	30/06/2002			30/06/2001		
	Toneladas (mil)	Milhares de reais		Toneladas (mil)	Milhares de reais	
		Receita líquida	CPV		Receita líquida	CPV
Mercado interno	1.761	1.482.336	842.362	1.744	1.373.959	828.312
Mercado externo	635	350.518	258.247	303	224.804	162.347
Produtos de aço	2.396	1.832.854	1.100.609	2.047	1.598.763	990.659
Mercado interno		105.386	74.309		80.430	55.601
Mercado externo		2.159	2.331		2.827	1.811
Outras vendas		107.545	76.640		83.257	57.412
Controladora	2.396	1.940.399	1.177.249	2.047	1.682.020	1.048.071
Consolidado	2.424	2.144.509	1.305.352	2.071	1.857.405	1.150.247

ASSINADO PARA IDENTIFICAÇÃO

20 – RECEITAS E LUCROS CONSOLIDADOS POR SEGMENTO DE NEGÓCIO

As informações por segmento de negócio são derivadas de registros contábeis mantidos de acordo com a Lei das Sociedades por Ações.

A divulgação segmentada seguiu o conceito do IAS14 (norma internacional), conforme sugerido pela CVM, proporcionando a avaliação do desempenho das diversas áreas de negócios geridas pela empresa.

Desde novembro de 2000, quando houve a criação da diretoria executiva comercial, a companhia está assim estruturada: presidência e cinco diretorias executivas – operações, comercial, centro corporativo, infra-estrutura e novos negócios.

O presidente da companhia é responsável pelo planejamento estratégico, comunicação, Assessoria da Presidência e Fundação CSN. O diretor-executivo do Centro Corporativo é responsável pelas áreas financeira, controladoria e tecnologia da informação, jurídico, relações com investidores, recursos humanos e CBS. O diretor-executivo de operações é responsável pela fabricação do aço e de produtos de aço da CSN. O diretor-executivo Comercial é responsável pela venda, marketing e comercialização dos produtos de aço da CSN. O diretor-executivo de Energia e Infra-estrutura é responsável pelas minas, investimentos em logística (ferrovias e portos), administração de imóveis próprios, geração e distribuição de energia. O diretor-executivo de Novos Negócios é responsável por projetos novos e os em andamento.

	1º Semestre 2002				
	Siderurgia e Serviços	Centro Corporativo	Energia e Infra-estrutura	Eliminações	Consolidado
Receita líquida de vendas					
Intercompanhia	437.291		1.097	(438.388)	
Terceiros	2.068.113		76.396		2.144.509
	2.505.404		77.493	(438.388)	2.144.509
Custo dos produtos e serviços vendidos	(1.881.774)		(59.067)	435.489	(1.305.352)
Lucro bruto	823.830		18.426	(2.899)	839.157
Receitas e Despesas operacionais					
Despesas com vendas	(144.459)		(148)	1.097	(143.510)
Despesas administrativas		(149.851)			(149.851)
Outras receitas (despesas) operacionais	(86.901)	(842)	828		(85.915)
	(231.360)	(150.693)	680	1.097	(380.276)
Resultado financeiro líquido		195.452		15.928	211.380
Variações monetárias e cambiais líquidas		(1.655.000)		274.175	(1.380.825)
Resultado de participações societárias	304.842	53.463	9.327	(380.957)	(13.325)
Lucro(prejuízo) operacional	897.112	(1.556.778)	28.433	(92.656)	(723.889)
Despesas não operacionais	(6.595)		6	743	(5.846)
Lucro(prejuízo) antes do imposto de renda e da contribuição social	890.517	(1.556.778)	28.439	(91.913)	(729.735)
Imposto de renda e contribuição social	(198.238)	529.305	(9.669)	612	322.010
Lucro(prejuízo) líquido	692.279	(1.027.473)	18.770	(91.301)	(407.725)

ASSINADO PARA IDENTIFICAÇÃO

Disputas entre agentes do setor elétrico, agravadas pela escassez de oferta de energia elétrica durante o racionamento, impediram a liquidação financeira das operações realizadas no âmbito do Mercado Atacadista de Energia (MAE). Tais disputas foram solucionadas pelo Acordo Geral firmado entre agentes do setor elétrico, com intervenção direta do Governo Federal.

No primeiro semestre de 2002 a receita líquida de vendas reconhecida pelo segmento de energia através da CSN Energia S.A., foi no montante de R$ 75.938, dos quais R$ 44.803, corresponde ao volume de energia comercializada pelo MAE, valorizada segundo a melhor estimativa.

21 – RESULTADO FINANCEIRO E VARIAÇÕES MONETÁRIAS E CAMBIAIS LÍQUIDAS

	Controladora		Consolidado	
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Despesas financeiras:				
Empréstimos e financiamentos - moeda estrangeira	(100.388)	(89.706)	(152.306)	(176.259)
Empréstimos e financiamentos - moeda nacional	(29.487)	(40.219)	(32.868)	(61.866)
Com controladas	(153.200)	(139.461)		
Outras despesas financeiras	(99.724)	(80.085)	(147.111)	(105.184)
	(382.799)	(349.471)	(332.285)	(343.309)
Receitas financeiras:				
Com controladas	11.156	2.598		
Rendimento sobre aplicações financeiras líquidas de provisões para perdas	423.217	158.257	440.727	167.145
Swap cambial	316.645	52.047	316.645	52.048
Amortização variação cambial Delib. CVM 404/01 e 409/01	(269.622)		(269.622)	
Outros rendimentos	50.269	19.225	55.915	93.525
	531.665	232.127	543.665	312.718
Resultado financeiro líquido	148.866	(117.344)	211.380	(30.591)
Variações monetárias:				
- Ativas	1.638	7.799	791	7.464
- Passivas	(8.699)	(6.180)	(8.643)	(7.539)
	(7.061)	1.619	(7.852)	(75)
Variações cambiais:				
- Ativas	96.863	85.610	476.984	137.032
- Passivas	(1.508.625)	(931.230)	(1.642.891)	(936.757)
- Amortização da variação cambial diferida	(205.731)	(67.576)	(207.066)	(67.576)
	(1.617.493)	(913.196)	(1.372.973)	(867.301)
Variações monetárias e cambiais líquidas	(1.624.554)	(911.577)	(1.380.825)	(867.376)

22 - RECEITAS (DESPESAS) NÃO OPERACIONAIS

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

	Controladora		Consolidado	
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Ganho líquido na diluição de participações societárias	1.514		1.492	
Perda líquida na baixa de bens	(1.789)	(38)	(1.024)	(1.669)
Reversão de provisão para perdas prováveis na baixa de bens e direitos		993		343
Constituição de provisão para perdas prováveis na baixa de bens e direitos, principalmente	(6.400)		(6.400)	
Outras	100	429	86	
	(6.575)	1.384	(5.846)	(1.326)

23 –VALOR ADICIONADO (CONTROLADORA)

	R$ Milhões	
	30/06/2002	30/06/2001
Receitas		
Venda de mercadoria, produtos e serviços	2.320	2.045
Provisão para devedores duvidosos	(4)	23
Resultado não operacional	(7)	1
	2.309	2.069
Insumos adquiridos de terceiros		
Matéria prima consumida	(452)	(486)
Custo dos produtos e serviços	(347)	(277)
Materiais, energia, serviços de terceiros e outros	(218)	(129)
	(1.017)	(892)
Valor adicionado bruto	1.292	1.177
Retenções		
Depreciação, amortização e exaustão	(256)	(185)
Valor adicionado líquido produzido	1.036	992
Valor adicionado recebido em transferência		
Resultado de participação societária	305	117
Receita Financeira	630	326
	935	443
Valor adicionado total a distribuir	1.971	1.435
DISTRIBUIÇÃO DO VALOR ADICIONADO		
Pessoal e encargos	199	172
Impostos, taxas e contribuições	124	133
Juros e variação cambial	2.055	1.311
Lucros retidos / prejuízos do exercício	(407)	(181)

24. DEMONSTRAÇÃO DO EBITDA

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas mais depreciação e exaustão) está demonstrado a seguir:

	Controladora R$ Milhões		Consolidado R$ Milhões	
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Receita liquida	1.940	1.682	2.144	1.857
Custo dos produtos vendidos (CPV)	(1.177)	(1.048)	(1.305)	(1.150)
Lucro bruto	763	634	839	707
Despesas operacionais (vendas, gerais e administrativas)	(231)	(165)	(293)	(207)
Depreciação (CPV e despesas operacionais)	256	185	267	189
EBITDA	788	654	813	689
EBITDA-MARGEM %	40,6%	38,9%	37,9%	37,1%

25. FUNDO DE PENSÃO

a) Administração do Plano de Previdência Privada

A companhia é a principal patrocinadora da Caixa Beneficente dos Empregados da CSN - CBS, sociedade civil sem fins lucrativos constituida em julho de 1960, cujo principal objetivo é o pagamento de beneficios complementares aos da previdência oficial. A CBS congrega empregados da CSN e de empresas a ela vinculadas direta ou indiretamente, na medida em que firmem convênio de adesão e da própria CBS.

A CBS possui três planos de benefícios, sendo dois Planos de Benefício Definido (Plano de 35% da Média Salarial e Plano de Suplementação da Média Salarial) e um plano misto de Contribuição Definida para Aposentadorias e de Benefícios Definidos para os de Risco (Plano Misto de Benefício Suplementar),aprovado pela Secretaria de Previdência Complementar em 27 de dezembro de 1995.

Em 30 de junho e 31 de março, os planos apresentavam a seguinte composição:

04.01 - NOTAS EXPLICATIVAS

	30/06/2002	31/03/2002
Associados:	19.626	19.631
Em Atividade	7.914	7.857
Aposentado	11.712	11.774
Distribuição dos associados por plano de benefício:		
Plano de 35% da média salarial	6.383	6.441
Ativos	79	79
Assistidos	6.304	6.362
Plano de suplementação da média salarial	5.777	5.791
Ativos	608	612
Assistidos	5.169	5.179
Plano misto de benefício suplementar	7.466	7.399
Ativos	7.227	7.166
Assistidos	239	233
Beneficiários vinculados:	5.379	5.315
Plano de 35% da média salarial	4.270	4.225
Plano de suplementação da média salarial	1.077	1.060
Plano misto de benefício suplementar	32	30
Total de participantes (Associados/beneficiários):	25.005	24.946

A Entidade possuía quatro autos de infração lavrados pela Secretaria da Receita Federal, sendo três lavrados em 1991 e um em 1996. No dia 14 de setembro de 2000, a Câmara Superior de Recursos Fiscais, órgão de última instância administrativa do Ministério da Fazenda, acolheu o recurso da CBS, julgando insubsistente os três autos de infração lavrados pela Secretaria da Receita Federal em 1991. O auto de infração lavrado em 1996, objetivando a cobrança de Imposto de Renda Retido na Fonte, Imposto de Renda Pessoa Jurídica e Contribuição Social sobre o Lucro, cujo valor em 30 de junho de 2002 era de R$ 55 milhões, estando incluídos neste valor os juros e a multa, já obteve julgamento de 1ª Instância Administrativa no sentido de acolher

impugnação apresentada pela CBS, desconstituindo os lançamentos realizados pela fiscalização, sendo que a Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda negou provimento ao recurso de ofício, razão pela qual o mesmo também se tornou insubsistente. Ambos os processos (Autos de Infração de 1991 e de 1996) estão aguardando a emissão do acórdão para sua conclusão.

Regime Especial de Tributação

Com publicação da Medida provisória nº 2222 de 04 de setembro de 2001, a CBS optou, no dia 21 de dezembro de 2001, por aderir ao Regime Especial de Tributação beneficiando-se de R$ 22,6 milhões referente a anistia da atualização dos tributos.
Os valores provisionados até 30 de agosto de 2001, foram recolhidos em 06 parcelas a partir de janeiro de 2002, conforme permitido pela legislação.

(b) Balanço Patrimonial

ASSINADO PARA IDENTIFICAÇÃO

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar – SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras essa insuficiência foi equacionada a partir de janeiro de 1996 através de percentuais crescentes aplicados sobre a folha de pagamento de salário.

Em junho de 2002, conforme compromisso assumido pela CBS e CSN com a Secretaria de Previdência Complementar, a mesma aprovou as condições propostas de refinanciamento das reservas a amortizar da CBS, de responsabilidade dos patrocinadores, o que corresponde a aproximadamente 87% do saldo registrado em 31 de dezembro de 2001. O novo acordo prevê o pagamento em 240 parcelas mensais e consecutivas, atualizadas monetariamente (INPC + 6% aa), a partir de 28 de junho de 2002, sendo 12 prestações de aproximadamente R$ 900 mil e o restante em 228 prestações de cerca de R$3 milhões. O contrato prevê, ainda, a antecipação de parcelas em caso de necessidade de caixa nos planos de benefício definido e a incorporação ao saldo devedor atualizado, de eventuais deficits/superavits de responsabilidade dos patrocinadores, de forma a preservar o equilíbrio dos planos, sem que o prazo máximo de amortização previsto no contrato seja ultrapassado.

c) Passivo Atuarial

Com o advento da Deliberação CVM nº 371 de 13 de dezembro de 2000, aprovando a NPC 26 do IBRACON – "Contabilização de Benefícios a Empregados" que instituiu novas práticas contábeis de apuração e divulgação, a Administração da companhia, em conjunto com seus atuários externos, apuraram os efeitos decorrentes dessa nova prática, os quais apresentamos:

I - Descrição das características dos planos

A CBS possui três planos de benefícios:

- <u>Plano de 35% da média salarial</u>

  Trata-se de um plano de benefício definido (BD) iniciado em 01/02/1966, e tem por objetivo pagar aposentadorias (tempo de serviços, especial, invalidez ou velhice) de forma vitalícia, equivalente a 35% da média dos 12 últimos salários do participante. O plano também garante o pagamento de auxílio doença ao participante licenciado pela Previdência Oficial. Garante, ainda, o pagamento de auxílio morte e pensão. Os participantes (ativos e aposentados) e as patrocinadoras realizam 13 contribuições por ano, sendo igual ao número de benefícios pagos por ano. Este plano está em extinção, tendo sido desativado em 31/10/1977, quando entrou em vigor novo plano de benefício.

- <u>Plano de suplementação da média salarial</u>

  Este plano teve início em 01/11/1977, sendo um plano de benefício definido (BD). Tem por objetivo complementar a diferença entre a média dos 12 últimos salários e o benefício da Previdência Oficial, para as aposentadorias, também de forma vitalícia. Assim como no plano de 35%, há a cobertura dos benefícios de auxílio doença, pecúlio por morte e pensão. São realizadas 13 contribuições e pagos o mesmo número de benefícios por ano. Desativado em 26/12/1995, com a criação do plano misto de benefício suplementar.

- <u>Plano misto de benefício suplementar</u>

  Este plano teve início em 27/12/1995. É um plano misto, sendo de contribuição definida (CD), em relação a aposentadoria e de benefício definido (BD), em relação aos benefícios de risco (

ASSINADO PARA IDENTIFICAÇÃO

pensão, em atividade, invalidez e auxilio doença). Neste plano o benefício de aposentadoria é calculado com base no que foi acumulado pelas contribuições dos participantes e das patrocinadoras, em n.º de 13 ao ano. Após concedida a aposentadoria, o plano passa a ter a característica de um plano BD e são pagos, por ano, 13 benefícios .

II - A política contábil adotada para o reconhecimento dos ganhos e perdas atuariais

Os ganhos e perdas atuariais compreendem as diferenças entre as premissas atuariais e o que ocorreu efetivamente, baseado na experiência.

A parcela dos ganhos ou perdas atuariais a ser reconhecida, como receita ou despesa, em um plano de benefício definido, é o valor dos ganhos e perdas não reconhecidos que exceder, em cada periodo, ao maior dos seguintes limites:

(a) 10% do valor presente da obrigação atuarial total do benefício definido; e
(b) 10% do valor justo dos ativos do plano.

A parcela acima será amortizada anualmente dividindo-se o seu montante pelo tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

III – Reconhecimento do Passivo Atuarial

A Administração da companhia decidiu reconhecer os ajustes do passivo atuarial no resultado pelo periodo de cinco anos, a partir de 1º de janeiro de 2002, sendo apropriado no 1º semestre de 2002, o montante de R$ 27.088, conforme estabelecido nos parágrafo 83 e 84 da NPC 26 do IBRACON e Deliberação CVM 371/2000.

IV - Principais premissas atuariais adotadas no cálculo do passivo atuarial

Taxa para desconto da obrigação atuarial	15,5% p.a (10% real e 5% inflação)
Taxa de rendimento esperado sobre ativos do plano	15,5% p.a.(10% real e 5% inflação)
Índice de aumento salarial estimado	INPC + 1%
Índice de aumento de benefícios estimado	INPC + 0%
Tábua biométrica de mortalidade geral	UP84 com 3 anos de agravamento
Tábua biométrica de entrada em invalidez	Tábua Mercer de entrada em invalidez
Taxa de rotatividade esperada	1% ao ano
Probabilidade de ingresso em aposentadoria	Na primeira elegibilidade a um benefício pelo plano
Tábua biométrica de mortalidade de inválidos	IAPB - 57

ASSINADO PARA IDENTIFICAÇÃO

A CSN não tem obrigação sobre outros benefícios pós empregos.

26- INTERNACIONALIZAÇÃO DOS NEGÓCIOS

Em consonância com a estratégia de desenvolvimento internacional dos negócios da CSN, em 19 de junho de 2001, a CSN obteve o direito de adquirir certos ativos, no valor de aproximadamente US$ 50 milhões que pertenciam à siderúrgica Heartland Steel Inc., empresa em Chapter #11 (situação equivalente, pela legislação brasileira, à Concordata), localizada em Terre Haute, estado de Indiana, EUA.

Em 16 de julho de 2001, a CSN cedeu esse direito à sociedade de responsabilidade limitada LLC ("LLC"), constituída de acordo com as leis do estado de Delaware, empresa controlada pela Tangua Incorporated, entidade não relacionada. A LLC adquiriu os ativos acima mencionados pelo valor equivalente a US$ 55 milhões e assumiu certos passivos no montante equivalente a US$ 19 milhões.

A CSN deverá adquirir as quotas da LLC em julho de 2003, como parte de um put and call agreement assinado pela CSN e o Agente Administrativo do Credit Agreement, relacionado a um empréstimo tomado pela Tangua. O montante do principal do referido empréstimo, assinado em julho de 2001 é US$ 175 milhões, sujeito a Libor acrescida à taxa de juros de 1,875% a.a. O preço para exercer direito da CSN no put and call agreement consiste no saldo do empréstimo (incluindo os juros provisionados) na data da aquisição.

27 – EVENTOS SUBSEQUENTES

(a) O Conselho de Administração da CSN aprovou a proposta encaminhada, em 08 de julho de 2002, pela Cia. Metalic Nordeste ("Metalic"), de propriedade da família Steinbruch, para aquisição da totalidade das ações de emissão da Metalic pela CSN. O preço de aquisição é de R$108.500 corrigido, a partir de 01 de abril de 2002, pelo Índice Geral de Preços - Mercado, divulgado pela Fundação Getúlio Vargas, acrescido de juros de 12% ao ano, a ser pago em 12 parcelas mensais e consecutivas, sendo que a primeira parcela deverá vencer em 15 de setembro de 2002. Haverá, ainda, a assunção de obrigações financeiras no valor de aproximadamente R$107.000 - data base 31 de março de 2002.

A tomada de decisão do Conselho de Administração da CSN foi consubstanciada no laudo de avaliação preparado pela PricewaterhouseCoopers Auditores Independentes em 31 de março de 2002.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

O Conselho de Administração solicitou a atualização do referido laudo de avaliação à PricewaterhouseCoopers Auditores Independentes e, na forma do Art. 256, inciso I e do Art. 247, parágrafo único, ambos da Lei nº 6.404/76, decidiu submeter tal aquisição à aprovação da Assembléia Geral Extraordinária a ser realizada em 14 de agosto de 2002.

(b) Em consonância com a estratégia de internacionalização de suas atividades, a CSN celebrou, em 17 de julho de 2002, Memorando de Entendimento, não vinculante, com a Corus Group plc ("Corus"), grupo siderúrgico anglo-holandês, com sede na Millbank 30, Londres, Inglaterra, com vistas à integração de suas operações.

- Estrutura Proposta para a Operação

O negócio proporcionará aos atuais acionistas da CSN a participação no grupo siderúrgico a ser formado, o qual combinará as operações de CSN e Corus. Para tanto, será proposta aos acionistas da CSN uma série de atos societários.

Inicialmente, as ações da CSN serão incorporadas à uma sociedade de capital aberto a ser constituída ("CSN HoldCo"). Consequentemente, cada acionista da CSN estará recebendo da CSN HoldCo um número de ações ordinárias igual ao que detém no capital da CSN e tornando-se, esta última, uma subsidiária da CSN HoldCo. Subseqüentemente, a CSN HoldCo deverá receber ações a serem emitidas pela Corus em troca das ações da CSN, tornando-se a maior acionista individual da Corus com 37,6% do capital.

Atualmente o maior acionista detém 15,7% do capital social da Corus. Os demais acionistas detêm participações iguais ou inferiores a 10%. Esses percentuais não consideram o ingresso da CSN HoldCo no quadro acionário da Corus, após o referido aumento de capital da Corus.

Concluída a operação acima descrita, os acionistas da CSN, à época acionistas da CSN HoldCo, terão os direitos políticos descritos abaixo (dentre outras condições) no item referente à Administração e Direito de Voto. A CSN HoldCo deterá 37,6% do novo grupo siderúrgico formado por Corus, CSN e suas subsidiárias.

Ressalta-se que a CSN HoldCo será listada nas Bolsas de Valores de São Paulo e de Nova Iorque e a Corus continuará listada nas Bolsas de Valores de Nova Iorque, Londres e Amsterdã.

- Informações sobre a Corus

A Corus, sétima maior produtora mundial de aço e segunda maior da Europa, é resultado da fusão da British Steel e a Koninklijke Hoogovens. Possui divisões de aço carbono e alumínio e emprega 52,7 mil pessoas - metade delas no Reino Unido (ref. Dez/2001). Em 2001, a Corus produziu 18 milhões de toneladas de aço *bruto*, o que representou 11% do total produzido dentro da União Européia. Atualmente, a Corus detém seis usinas de aço com capacidade para produzir até 20,4 milhões de toneladas de aço bruto por ano.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

- Administração e Direito de Voto

A CSN HoldCo terá o direito de indicar 3 (três) Conselheiros não-executivos - um dos quais será o Sr. Benjamin Steinbruch, atual Presidente do Conselho de Administração e Diretor Presidente da CSN - e 1 membro executivo para o Conselho de Administração da Corus. Serão indicados 2 membros da administração da CSN para a Diretoria da Corus, sendo que um deles será também o membro do Conselho de Administração. O número de membros a serem indicados para a administração da Corus sofrerá alteração na hipótese de redução da participação da CSN HoldCo no capital da Corus.

Sr. Brian Moffat ficará na presidência do Conselho de Administração da Corus até abril de 2004 quando estará se aposentando. O Sr. Steinbruch ocupará o cargo de Vice-Presidente do Conselho de Administração da Corus, com participação significativa na vida da empresa, tendo sido designado para ocupar o cargo de Presidente do Conselho de Administração a partir de abril de 2004.

Enquanto a CSN HoldCo detiver participação acionária na Corus superior a 25%, a CSN HoldCo deterá direito de bloquear deliberações extraordinárias sujeitas à Assembléia Geral, tais como: alteração do estatuto social, alteração dos direitos relativos às ações, aprovação de liquidação voluntária da empresa, autorização para compra de ações de emissão da empresa fora do mercado e emissão de ações sem que seja dado o direito de preferência aos acionistas.

Tendo em vista certas práticas de mercado adotadas na Inglaterra, a CSN HoldCo exercerá direitos políticos equivalentes a uma participação de 29,9% do capital da Corus, exceto nas seguintes situações em que a CSN HoldCo votará com seu total de sua participação: (i) operações "Class One Transactions" (uma transação é classificada como "Class One" quando, em virtude de uma série de testes representa percentual igual ou superior a 25% do valor da empresa objeto da transação); (ii) se em qualquer momento, a partir de Abril de 2004, o Conselho de Administração da Corus for composto de mais de 12 membros, e/ou a Corus deixar de eleger quaisquer um dos

administradores a que a CSN HoldCo tem direito, nos termos dos contratos definitivos; e (iii) em operações de aquisição de controle da Corus ("Take Over").

- Política de Dividendos

Implementada a transação, a Corus adotará uma politica de distribuição de dividendos que em média implicará na distribuição do equivalente a 40% do seu resultado líquido (antes da distribuição de dividendos) - UKGAAP (princípios contábeis ingleses). A Corus deverá seguir essa política de dividendos mantendo, ao mesmo tempo, uma sólida condição financeira. A Corus procurará manter um índice de alavancagem (dívidas líquidas divididas por ativos tangíveis líquidos) de 35% ao longo do ciclo do negócio do aço e uma qualificação de "investment grade" sólida. Obedecidas essas premissas, a Corus poderá realizar distribuições adicionais de dividendos caso seu Conselho de Administração determine que essas distribuições levarão a uma estrutura de capital mais eficiente e apropriada.

ASSINADO PARA IDENTIFICAÇÃO

04.01 - NOTAS EXPLICATIVAS

Combinadas as operações da CSN e da Corus, os baixos custos apresentados pela CSN aliar-se-ão à liderança de mercado da Corus na Europa, resultando num novo grupo siderúrgico que terá: (i) operações no Brasil, na Europa e nos EUA; e (ii) um vasto portfolio de produtos de aço carbono planos e longos, atendendo a um grande número de consumidores, inclusive de folhas metálicas.

A CSN entende que a presente operação não está sujeita a qualquer tipo de Oferta Pública de Ações para a aquisição de ações dos seus acionistas.

A operação ora proposta está sujeita a uma série de condições, incluindo a negociação e celebração de contrato definitivo, a aprovação pelos acionistas das referidas empresas e por terceiros. A expectativa é que essas condições sejam cumpridas antes de 31 de dezembro de 2002.

(c) Em 02 de agosto de 2002, a companhia liquidou notes de US$ 350 milhões com prazo de dois anos, emitidos pela sua subsidiária CSN Islands Corp.

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Principais Destaques

- O lucro operacional antes do resultado financeiro e de participações cresceu 11% no 2° trimestre de 2002, alcançando R$245 milhões. Este crescimento reflete principalmente o maior volume vendido, os maiores preços praticados no mercado doméstico e o menor custo unitário de produtos vendidos.
- As vendas no 2° trimestre de 2002 chegaram a 1.200 mil toneladas de produtos acabados e placas (12% do volume total), um crescimento de 17% em volume. O volume de vendas semestral chegou a 2.396 mil toneladas (com 15% de participação de placas), também com crescimento de 17% - a alta produtividade do Alto Forno #3 (AF#3), após a reforma realizada em meados de 2001, vem possibilitando a exportação da produção de placas que excede ao necessário para a produção de laminados. Além disso, em 2001 houve redução na exportação de laminados a quente como medida prévia à parada do Laminador de Tiras a Quente #2 (LTQ#2), iniciada em julho daquele ano. A receita líquida cresceu 20% no 2° trimestre de 2002, alcançando R$1 bilhão. Já a receita líquida semestral foi de R$1,9 bilhão, com crescimento de 15%.
- Comprovando o excelente resultado operacional no período, o EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas, mais depreciação e exaustão) alcançou R$412 milhões neste 2° trimestre, com crescimento de 33%. No 1° semestre o EBITDA subiu 20% e foi de R$788 milhões. Já o EBITDA consolidado chegou a R$813 milhões.
- Apesar do desempenho operacional muito bom, a CSN registrou, no 2° trimestre de 2002, um prejuízo líquido de R$210 milhões (R$2,92 por lote de mil ações), acumulando um prejuízo líquido no 1° semestre de R$407 milhões (R$5,68 por lote de mil ações). A amortização dos diferimentos dos impactos cambiais ocorridos em 1999 e em 2001 alcançou R$146 milhões no 2° trimestre de 2002 e R$475 milhões neste 1° semestre e foi a principal responsável por essa queda. Além disso, a desvalorização cambial de 22,6% no semestre também afetou as despesas financeiras, apesar da Companhia encontrar-se protegida contra flutuações do real em relação ao dólar norte-americano, já que parte dos instrumentos de hedge utilizados pela Companhia tem um comportamento não-linear em relação a taxa de câmbio até o vencimento das transações (Opções de Câmbio). No consolidado, a CSN registrou um prejuízo líquido de R$408 milhões, em comparação ao prejuízo de R$187 milhões registrado no 1° semestre de 2001.

Produção e Custo de Produção

No 2° trimestre de 2002, o volume de produção atingiu 1,3 milhão de toneladas, quase o dobro do nível de produção do 2° trimestre de 2001, devido à reforma do AF#3 que se iniciou em maio de 2001, o que reduziu o volume produzido, naquele período, para 0,7 milhão de tonelada. No 1° semestre de 2002, a produção de aço bruto foi 33% maior, atingindo 2,5 milhões de toneladas, enquanto a produção de laminados ficou praticamente em linha, totalizando 2,3 milhões de toneladas (produções medidas na saída do lingotamento contínuo, para aço bruto, e na saída do laminador de tiras a quente, para laminados, o que difere da entrada em estoque em função das perdas naturais do processo).

O custo de produção, tanto no 2° trimestre de 2002 quanto no 1° semestre deste ano, foi, em valores unitários, menor que o de 2001, apesar de impactado pela alta de preços do carvão, quando da renovação contratual anual em julho de 2001, e pela maior cotação do dólar, que ficou 9% e 13% acima da cotação média do 2° trimestre de 2001 e do 1° semestre daquele ano,

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

respectivamente. Por outro lado, o consumo de placas adquiridas durante a parada para reforma do AF#3 contribuiu para elevar o custo em 2001.

Em termos dos principais componentes do custo de produção, a proporção manteve-se estável, à exceção de matérias-primas totais, que em 2001 teve uma participação relevante de placas adquiridas devido à reforma do AF#3, e da depreciação, que em 2002 está maior em R$37 milhões, novamente em decorrência da menor utilização de equipamentos no ano passado e da entrada em operação de dois grandes projetos - as reformas do AF#3 e do LTQ#2.

Vendas

O volume de vendas de laminados e placas alcançou 1.200 mil toneladas no 2° trimestre de 2002, um acréscimo de 17%. Este resultado inclui a exportação de 137 mil toneladas de placas. No 1° semestre, as vendas chegaram a 2.396 mil toneladas, novamente com crescimento de 17% e exportação de placas de 328 mil toneladas. 1.128

O mercado doméstico, neste 2° trimestre de 2002, representou 75% do total vendido, em comparação aos 86% no mesmo período de 2001. No semestre, esta participação foi de 73%, contra 85% naquele ano.

O fornecimento de produtos galvanizados e folhas metálicas, de maior valor agregado, representaram 33% do volume total vendido no semestre, em comparação aos 44% registrados no ano passado. Desconsiderando-se a venda total de placas, que correspondeu a 15% do mix de vendas em 2002, a proporção de revestidos atinge 39%.

O volume de vendas consolidado no 1° semestre de 2002 atingiu 2.424 mil toneladas, comparadas às 2.071 mil toneladas de 2001. A variação de 28 mil toneladas em relação à Controladora deve-se, basicamente, às vendas realizadas pela CISA. Em 2002, a participação de revestidos ficou em 36%, percentual que passa para 42% desconsiderando-se a exportação de placas. A melhoria em relação ao mix da Controladora deve-se à venda de galvanizados pela CISA e GalvaSud, esta última a partir de laminados a frio comprados da CSN.

Resultados Operacionais

- Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta

A receita líquida no 2° trimestre cresceu 20% e atingiu R$1 bilhão. O aumento de 17% no volume total vendido e de 10% nos preços médios obtidos no mercado interno responderam pelo acréscimo na receita. Já o preço médio obtido no mercado externo foi 23% menor, devido à maior participação de placas; por outro lado, considerando-se apenas os produtos laminados, o preço médio neste mercado cai somente 3%, devido principalmente ao mix de produtos e países. A participação doméstica na receita líquida total foi de 81%, contra 87% em 2001.

No acumulado a receita líquida aumentou 15% e foi de R$1.940 milhões, com participação do mercado doméstico de 82%, comparada a 86% no mesmo período de 2001. Mais uma vez o crescimento da receita deveu-se ao aumento de 17% no volume de vendas e de 7% nos preços médios obtidos no mercado doméstico. A receita líquida consolidada atingiu R$ 2.145 milhões no semestre, o que correspondeu novamente a um aumento de 15%. A diferença entre controladora e consolidado pode ser explicada em parte pelas receitas com a venda de excedente de energia elétrica, através da controlada CSN Energia, no valor de R$72 milhões.

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Neste 2º trimestre, o custo dos produtos vendidos (CPV) cresceu 9%, totalizando R$600 milhões. A principal razão para este acréscimo reside no aumento do volume vendido. O maior nível de depreciação também adicionou R$37 milhões, mas, em termos unitários, o custo, para os produtos de aço, teve redução de 7%. No acumulado semestral, o CPV atingiu R$1.177 milhões, com variação negativa de 12% novamente devido ao maior volume de vendas e à maior depreciação do período, no entanto, o CPV unitário caiu 5%. O CPV consolidado do semestre foi de R$1.305 milhões, tendo aumentado em 13%.

A variação na margem bruta, que alcançou 40,6% no 2º trimestre de 2002 em comparação aos 34,7% do mesmo período de 2001, é explicada principalmente pelo aumento de preços no mercado doméstico e pelo controle de custos de produção. No 1º semestre a margem bruta alcançou 39,3%, com variação positiva de 1,6 ponto percentual (p.p.). A margem bruta consolidada acumulada ficou em linha com a da controladora e foi de 39,1%.

- **Despesas de Vendas, Gerais e Administrativas**

No 2º trimestre de 2002, as despesas de vendas, gerais e administrativas sem depreciação tiveram variação negativa de R$51 milhões, alcançando R$113,3 milhões. Esta variação se justifica pelo maior volume exportado, que fez aumentar as despesas com distribuição (fretes e seguros) em R$9 milhões, pelo bônus salarial pago aos níveis gerenciais no valor de R$11 milhões em abril deste ano (em 2001 o bônus foi pago no 1º trimestre), e pelo ajuste positivo na provisão para devedores duvidosos em 2001 – um efeito de R$22 milhões. A mudança de alocação da provisão para participação nos lucros e resultados (PLR) em 2002, no montante de R$7 milhões, também contribuiu para este acréscimo, visto que em 2001 esta provisão estava incluída em outras receitas/despesas operacionais.
No acumulado, essas despesas somaram R$214 milhões, com acréscimo de 44%, ou R$65 milhões, pelos mesmos motivos já explicitados acima, sendo R$18 milhões de despesas com distribuição, R$25 milhões pelo ajuste de provisão para devedores duvidosos, em 2001, e R$18 milhões pela inclusão de PLR nesta natureza de despesa.

- **EBITDA**

O EBITDA no 2º trimestre apresentou um acréscimo de 33%, tendo alcançado R$412 milhões. A margem de EBITDA (EBITDA/Receita líquida) ficou em 40,8%, com variação positiva de 4 p.p.
No acumulado semestral, o EBITDA alcançou R$788 milhões, com crescimento de 20% e margem de 40,6%, mantendo-se como uma das mais altas da siderurgia mundial. O EBITDA consolidado cresceu 18% e foi de R$813 milhões, com margem de 37,9% sobre a receita líquida. As vendas de energia, que no 1º semestre de 2001 geraram margem de EBITDA de 50%, tiveram margem de 28% em 2002, o que contribuiu para a queda da margem consolidada. A redução da margem com as vendas de energia reflete a queda dos preços no mercado atacadista de energia, a partir do fim do racionamento, em fevereiro último.

- **Outras receitas /despesas operacionais**

No 2º trimestre de 2002, a Companhia registrou uma despesa líquida de R$43 milhões, com aumento de R$40 milhões devido principalmente a provisões para contingências diversas e reconhecimento de déficit atuarial da CBS, iniciado em janeiro de 2002, conforme Deliberação CVM 371/2000.
Estas despesas foram de R$91 milhões no 1º semestre de 2002, com variação negativa de R$59 milhões, pelos mesmos motivos expostos acima.

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Resultado Financeiro Líquido

O resultado financeiro líquido (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi de R$971 milhões negativos no 2° trimestre de 2002, o que representa uma variação negativa de R$486 milhões. No acumulado o resultado também foi negativo em R$1,5 bilhão, com queda de R$447 milhões. Estas variações são explicadas pela maior variação cambial em 2002 (ver tabela Taxas de Câmbio), pelo comportamento não linear de parcela dos instrumentos de hedge utilizados pela empresa até o vencimento das transações (Opções de Câmbio) e pela amortização do diferimento cambial de 2001, no valor de R$116 milhões no 2° trimestre de 2002 (R$416 milhões no semestre), sendo R$48 milhões em receita financeira no 2° trimestre de 2002 (R$270 milhões no semestre). Com a emissão de debêntures no mercado local, o custo médio de carregamento da dívida bruta consolidada baixou de 7% ao ano para 6% ao ano, em dólares. Como conseqüência das operações de proteção do endividamento em dólar contra flutuações da taxa de câmbio, o custo atual real da dívida, se tomarmos por base as receitas(despesas) financeiras líquidas – incluindo operações de swap – fica em torno de 100% do CDI.
Com a recente alta do dólar, essa estratégia de proteção da dívida consolidada em moeda estrangeira possibilitou a diminuição do impacto cambial sobre o resultado financeiro da CSN. Apenas neste 2° trimestre, as operações de swap e de opções registraram ganhos superiores a R$700 milhões que compensaram parcialmente as perdas financeiras com variação cambial.

Impacto Cambial Diferido: Em relação ao diferimento cambial de 2001, a Companhia amortizou neste 1° semestre de 2002 um total de R$416 milhões, restando um saldo de R$329 milhões a ser amortizado até 2004, sendo R$96 milhões ainda no 2° semestre de 2002. Em relação ao diferimento resultante da desvalorização cambial ocorrida no 1° trimestre de 1999, a Companhia amortizou R$59 milhões entre janeiro e junho de 2002, ficando um saldo a amortizar até o fim do ano de R$48 milhões.

Resultado de Equivalência Patrimonial

O resultado de equivalência patrimonial foi positivo em R$291 milhões no 2° trimestre de 2002 e em R$304 milhões no acumulado semestral. O acréscimo de R$202 milhões e de R$188 milhões, respectivamente, deve-se principalmente ao maior ganho pela atualização dos saldos em reais das companhias *offshore*, com patrimônio em dólares.

Imposto de Renda e Contribuição Social Sobre o Lucro

A CSN registrou um crédito de imposto de renda e contribuição social no valor de R$229 milhões neste 2° trimestre. A diferença a maior de R$40 milhões deve-se ao maior prejuízo antes dos impostos. Pelo mesmo motivo, no 1° semestre esse total foi de R$330 milhões, o que representou uma variação positiva de R$36 milhões.

Resultado Líquido

O prejuízo líquido da Controladora foi de R$210 milhões (R$2,92 por lote de mil ações) no 2° trimestre de 2002, acumulando, desta forma, um prejuízo de R$407 milhões (R$5,68 por lote de mil ações) no semestre. O consolidado apresentou o mesmo nível de resultado, com prejuízo líquido neste 1° semestre de R$408 milhões.

Dívida Líquida Consolidada

A dívida bruta consolidada da CSN em 30 de junho de 2002 era de US$2,66 bilhões, mesmo nível de 31 de março de 2002. A posição de caixa em 30 de junho de 2002 era de US$0,86 bilhão, US$0,22 bilhão maior que a de março de 2002. Assim, a dívida líquida consolidada alcançou

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

US$1,8 bilhão em 30 de junho de 2002, tendo sido reduzida em US$280 milhões, devido principalmente às receitas sobre aplicações financeiras auferidas no período e à geração operacional de caixa. Em 02 de agosto de 2002, a Companhia efetuou o pagamento de seus Notes de 2 anos, no montante de US$350 milhões, com recursos de seu caixa. Até o final de 2002 o único empréstimo significativo é o U.S. *Commercial Paper* de US$140 milhões, com vencimento em outubro. A Companhia está estudando maneiras de refinanciar esta linha, mas possui um confortável nível de caixa caso precise se utilizar de recursos próprios para honrar este pagamento.

Investimentos

No 1º semestre de 2002, o total investido alcançou R$109 milhões, sendo R$30 milhões em projetos relativos à conservação do meio ambiente, R$8 milhões em pagamentos residuais relativos às reformas do AF#3 e do LTQ#2 e R$71 milhões em outros projetos ligados à manutenção da excelência operacional e tecnológica da Usina Presidente Vargas. Em relação ao 1º semestre de 2001, os investimentos foram menores em R$259 milhões, em função do programa de reforma do AF#3 e LTQ#2, em 2001.

Eventos Recentes

- Em junho deste ano, a Secretaria de Previdência Complementar (SPC) aprovou as condições propostas de refinanciamento das reservas a amortizar da CBS, de responsabilidade dos patrocinadores, o que corresponde a aproximadamente 87% do saldo registrado em 31 de dezembro de 2001. O novo acordo prevê o pagamento em 240 parcelas mensais e consecutivas, atualizadas monetariamente (INPC + 6% a.a.), a partir de 28 de junho de 2002, sendo 12 prestações de aproximadamente R$900 mil e o restante em 228 prestações de cerca de R$3 milhões. O contrato prevê, ainda, a antecipação de parcelas em caso de necessidade de caixa nos planos de benefício definido e a incorporação ao saldo devedor atualizado de eventuais déficits/superávits de responsabilidade dos patrocinadores, de forma a preservar o equilíbrio dos planos sem que o prazo máximo de amortização previsto no contrato seja ultrapassado.
- No início de julho de 2002, a CSN renovou seu contrato anual de compra de carvão, com redução de cerca de 8% nos preços médios em dólares. Esta redução reflete 4% de queda nos preços médios de carvão de coque e 15% nos de carvão PCI. Para o carvão de coque, a redução reflete mudanças estratégicas no *blend* de carvão utilizado - origens e qualidades – e ganhos negociais, parcialmente compensadas pelo aumento médio de 8-13% nos preços internacionais para este tipo de carvão. Já para o carvão PCI, é conseqüência da queda de cerca de 10% no mercado mundial, em decorrência das boas condições climáticas mundiais e da equalização dos problemas energéticos nos EUA, e do emprego de novas tecnologias nos altos-fornos da CSN.
- Em 10 de julho de 2002, o Conselho de Administração da CSN aprovou a proposta para aquisição da Cia. Metalic Nordeste pela CSN. Tal proposta será submetida à aprovação da Assembléia Geral de Acionistas da CSN em 14/08/2002. A Metalic é a primeira e única empresa produtora de latas de aço de duas peças para bebidas, cuja matéria-prima é a folha de flandres fabricada a partir de aço especial, produzida exclusivamente pela CSN no Brasil. A Metalic é de propriedade da família Steinbruch. O preço de aquisição é de R$108,5 milhões, corrigido, a partir de 01/04/2002, pelo IGP-M acrescido de juros de 12% ao ano, a ser pago em 12 parcelas mensais e consecutivas, sendo que a primeira parcela deverá vencer em 15/09/2002. Em 31/03/2002 a Metalic possuía obrigações financeiras no valor de aproximadamente R$107 milhões. Tal decisão reflete (i) a estratégia comercial da CSN para

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

abrir novas alternativas de negócios e de mercados para os produtos CSN (ii) a possibilidade de elevar o retorno dos investimentos da CSN já feitos na Usina Presidente Vargas de modernização das suas linhas de produção; e (iii) o interesse de agregar ainda mais valor aos produtos mais nobres produzidos pela Companhia.

- Em 10 de julho deste ano, o Conselho de Administração aprovou o nome de Fernando Perrone para a Diretoria-Executiva de Infraestrutura e Energia. José Paulo de Oliveira Alves que ocupava esta diretoria e a Diretoria-Executiva de Novos Negócios, continua a frente da última. Fernando Perrone, que foi diretor do BNDES e presidente da Infraero, assumiu a Diretoria-Executiva em 23 de julho último.
- Em 11 de julho de 2002, foi indicado para assumir a presidência da CBS Previdência (CBS), em caráter interino, João Ricardo de Siqueira Cavalcanti, em substituição a Luiz Fernando Perdigão de Oliveira, que se desliga da CSN. João Ricardo de Siqueira Cavalcanti permanecerá respondendo, cumulativamente, pela Diretoria de Recursos Humanos da CSN, cargo que ocupa desde janeiro de 2001.
- A CSN e a Corus anunciaram, em 17 de julho de 2002, a assinatura de um memorando de entendimento não vinculante para a combinação de suas operações. Os dados sobre essa transação podem ser acessados através do nosso endereço na internet – www.csn.com.br

Companhia Siderúrgica Nacional, localizada no Estado do Rio de Janeiro, Brasil, é um complexo siderúrgico composto por investimentos em infra-estrutura e logística que combina minas próprias, usina integrada, centros de serviços, ferrovias e portos em suas operações, com uma capacidade anual de produção de 5.400.000 toneladas de aço bruto e receita bruta de R$4 bilhões em 2001. CSN é a única produtora de folhas de flandres no Brasil e uma das cinco maiores produtoras no mundo.

Algumas das afirmações aqui contidas se baseiam nas hipóteses e perspectivas atuais da administração da Companhia que poderiam ocasionar variações materiais entre os resultados, performance e eventos futuros. Estas perspectivas incluem resultados futuros que podem ser influenciados por resultados históricos, investimentos, déficits e obrigações com fundos de pensão, a aquisição da Metalic e a combinação de ativos com a Corus. Os atuais resultados, desempenho e eventos podem diferir significativamente das hipóteses e perspectivas da administração da Companhia e envolvem riscos como: condições gerais e econômicas no Brasil e outros países; níveis de taxa de juros e de câmbio, medidas protecionistas nos EUA, Brasil e outros países, o resultados das eleições brasileiras de outubro de 2002, mudanças em leis e regulamentos e fatores competitivos gerais (em base global, regional ou nacional).

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VOLUME DE VENDAS
Em mil toneladas

	2º Tri 2002	1º Tri 2002	2º Tri 2001	1º Sem 2001	1º Sem 2002
MERCADO INTERNO	**894**	**867**	**889**	**1.744**	**1.761**
Laminados a Quente	354	338	342	654	692
Laminados a Frio	213	207	212	392	420
Galvanizados	146	155	162	356	301
Folhas Metálicas	168	156	173	342	324
Placas	13	11	-	-	24
MERCADO EXTERNO	**306**	**329**	**140**	**303**	**635**
Laminados a Quente	67	57	34	85	123
Laminados a Frio	12	4	12	24	16
Galvanizados	12	5	14	20	18
Folhas Metálicas	78	72	80	174	150
Placas	137	191	-	-	328
MERCADO TOTAL	**1.200**	**1.196**	**1.029**	**2.047**	**2.396**
Laminados a Quente	421	395	376	740	816
Laminados a Frio	225	211	224	416	436
Galvanizados	158	160	176	375	320
Folhas Metálicas	246	228	253	516	473
Placas	150	202	-	-	351

Taxas de Câmbio (R$/US$)

	4º tri 2000	1º tri 2001	2º tri 2001	3º tri 2001	4º tri 2001	1º tri 2002	2º tri 2002
tx fim	1,9554	2,1616	2,3049	2,6713	2,3204	2,3236	2,8444
Variação (%)	6,1	10,5	6,6	15,9	(13,1)	0,1	22,4

ASSINADO PARA IDENTIFICAÇÃO

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

INVESTIMENTOS IMOBILIZADO/DIFERIDO - CONTROLADORA

Em milhões de reais

	2º Tri 2002	1º Tri 2002	2º Tri 2001	1º Sem 2001	1º Sem 2002
Melhorias tecnológicas	12,7	6,6	21,1	71,3	19,3
LTF#2/3	0,3	0,1	-	-	0,4
AF#3	6,2	(1,4)	79,8	119,7	4,8
LTQ#2	2,5	0,7	20,7	37,4	3,2
Meio Ambiente	15,3	10,2	23,3	36,4	25,5
Diferido	11,7	7,3	10,2	20,5	19,0
Outros*	20,2	16,6	46,4	83,0	36,8
TOTAL	68,9	40,1	201,5	368,3	109,0

*reparos gerais, materiais, logística, tecnologia da informação, etc

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	15.068.225	13.954.017
1.01	Ativo Circulante	4.791.295	3.695.676
1.01.01	Disponibilidades	21.648	11.982
1.01.01.01	Banco Conta Movimento	21.621	11.951
1.01.01.02	Outros	27	31
1.01.02	Créditos	1.176.031	1.067.300
1.01.02.01	Mercado Interno	1.085.031	1.035.301
1.01.02.02	Mercado Externo	185.412	123.421
1.01.02.03	Provisão para Devedores Duvidosos	(94.412)	(91.422)
1.01.03	Estoques	631.246	675.839
1.01.03.01	Produtos Acabados	194.817	204.682
1.01.03.02	Produtos em Elaboração	79.471	101.483
1.01.03.03	Matérias primas	197.590	199.524
1.01.03.04	Almoxarifado	130.314	143.380
1.01.03.05	Importações em Andamento	12.223	13.634
1.01.03.06	Materiais em trânsito	16.831	13.136
1.01.04	Outros	2.962.370	1.940.555
1.01.04.01	Títulos e Valores Mobiliários	2.414.831	1.460.120
1.01.04.02	IRPJ e CSL a Compensar	187.360	235.659
1.01.04.03	Imposto de renda Diferido	76.928	82.506
1.01.04.04	Contribuição Social Diferida	23.647	23.335
1.01.04.05	Outros	259.604	138.935
1.02	Ativo Realizável a Longo Prazo	1.517.461	1.361.855
1.02.01	Créditos Diversos	53.700	53.380
1.02.01.01	Empréstimos - Eletrobrás	53.700	53.380
1.02.02	Créditos com Pessoas Ligadas	3.881	3.881
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	3.881	3.881
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	1.459.880	1.304.594
1.02.03.01	Imposto de Renda Diferido	416.982	287.028
1.02.03.02	Contribuição Social Diferida	92.082	52.679
1.02.03.03	Depósitos Judiciais	389.126	375.266
1.02.03.04	Títulos e Valores a Receber	121.337	121.179
1.02.03.05	PIS/PASEP a Compensar	44.745	73.688
1.02.03.06	Arrendamentos	52.005	52.828
1.02.03.07	Investimentos disponíveis para venda	262.647	262.259
1.02.03.08	Outros	30.956	79.667
1.03	Ativo Permanente	8.759.469	8.896.486
1.03.01	Investimentos	20.379	27.195
1.03.01.01	Participações em Coligadas	9.542	0

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1.03.01.02	Participações em Controladas	10.837	27.195
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	8.130.523	8.119.002
1.03.02.01	Em Operação Líquido	7.702.956	7.777.530
1.03.02.02	Em Obras	344.768	259.895
1.03.02.03	Terrenos	82.799	81.577
1.03.03	Diferido	608.567	750.289

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	15.068.225	13.954.017
2.01	Passivo Circulante	5.243.242	3.794.973
2.01.01	Empréstimos e Financiamentos	4.131.888	2.754.761
2.01.02	Debêntures	48.957	18.356
2.01.03	Fornecedores	457.996	383.396
2.01.04	Impostos, Taxas e Contribuições	375.829	403.870
2.01.04.01	Salários e Contribuições Sociais	81.520	74.212
2.01.04.02	Tributos a Recolher	145.209	142.895
2.01.04.03	Imposto de Renda Diferido	109.632	138.007
2.01.04.04	Contribuição Social Diferida	39.468	48.756
2.01.05	Dividendos a Pagar	397	90.394
2.01.05.01	Juros sobre Capital Próprio Deliberados	397	394
2.01.05.02	Dividendos e JCP Propostos	0	90.000
2.01.06	Provisões	17.272	17.666
2.01.06.01	Trabalhista, Cível e Fiscal	17.272	17.666
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	210.903	126.530
2.01.08.01	Outros	210.903	126.530
2.02	Passivo Exigível a Longo Prazo	5.150.427	5.226.457
2.02.01	Empréstimos e Financiamentos	2.734.345	2.888.894
2.02.01.01	Empréstimos e Financiamentos	2.734.345	2.888.894
2.02.02	Debêntures	649.412	645.622
2.02.03	Provisões	1.496.068	1.403.411
2.02.03.01	Trabalhista, Cível e Fiscal	177.363	71.408
2.02.03.02	Imposto de Renda em Juízo	125.271	137.460
2.02.03.03	Contribuição Social em Juízo	93.110	93.932
2.02.03.04	Imposto de Renda Diferido	833.538	833.824
2.02.03.05	Contribuição Social Diferida	266.786	266.787
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	270.602	288.530
2.02.05.01	Provisão Para Perda em Investimentos	0	0
2.02.05.02	Outros II	270.602	288.530
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	4.674.556	4.932.587
2.05.01	Capital Social Realizado	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947
2.05.02	Reservas de Capital	10.485	10.485
2.05.03	Reservas de Reavaliação	2.260.311	2.256.348
2.05.03.01	Ativos Próprios	2.260.074	2.256.111
2.05.03.02	Controladas/Coligadas	237	237

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2.05.04	Reservas de Lucro	1.111.358	1.161.358
2.05.04.01	Legal	196.449	196.449
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	914.909	964.909
2.05.04.07.01	De Investimentos	914.909	964.909
2.05.05	Lucros/Prejuízos Acumulados	(388.545)	(206.551)

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.330.715	2.592.233	1.138.912	2.292.516
3.02	Deduções da Receita Bruta	(228.818)	(447.724)	(219.884)	(435.111)
3.03	Receita Líquida de Vendas e/ou Serviços	1.101.897	2.144.509	919.028	1.857.405
3.04	Custo de Bens e/ou Serviços Vendidos	(654.865)	(1.305.352)	(585.086)	(1.150.247)
3.05	Resultado Bruto	447.032	839.157	333.942	707.158
3.06	Despesas/Receitas Operacionais	(881.776)	(1.563.046)	(506.930)	(1.176.859)
3.06.01	Com Vendas	(70.085)	(143.510)	(29.561)	(81.277)
3.06.02	Gerais e Administrativas	(83.042)	(149.851)	(61.461)	(125.729)
3.06.03	Financeiras	591.642	211.380	1.165	(30.591)
3.06.03.01	Receitas Financeiras	783.634	543.665	165.499	312.718
3.06.03.01.01	Amortização da variação cambial	(47.247)	(269.622)	0	0
3.06.03.01.02	Outros	830.881	813.287	165.499	312.718
3.06.03.02	Despesas Financeiras	(191.992)	(332.285)	(164.334)	(343.309)
3.06.04	Outras Receitas Operacionais	3.625	5.299	14.014	14.540
3.06.05	Outras Despesas Operacionais	(1.317.491)	(1.473.039)	(412.000)	(912.868)
3.06.05.01	Variação Monetária e Cambial Líquida	(1.172.457)	(1.173.759)	(363.928)	(799.800)
3.06.05.02	Amortização da Variação Cambial Especial	(99.509)	(207.066)	(35.294)	(67.576)
3.06.05.03	Outras	(45.525)	(92.214)	(12.778)	(45.492)
3.06.06	Resultado da Equivalência Patrimonial	(6.425)	(13.325)	(19.087)	(40.934)
3.07	Resultado Operacional	(434.744)	(723.889)	(172.988)	(469.701)
3.08	Resultado Não Operacional	(2.281)	(5.846)	(2.229)	(1.326)
3.08.01	Receitas	132	1.643	583	1.487
3.08.02	Despesas	(2.413)	(7.489)	(2.812)	(2.813)
3.09	Resultado Antes Tributação/Participações	(437.025)	(729.735)	(175.217)	(471.027)
3.10	Provisão para IR e Contribuição Social	38.478	13.496	44.898	53.730
3.11	IR Diferido	188.629	308.514	140.319	230.722
3.11.01	IR Diferido	143.175	235.025	103.291	168.958

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.11.02	Contribuição social Diferida	45.454	73.489	37.028	61.764
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	(209.918)	(407.725)	10.000	(186.575)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO			0,00014	
	PREJUÍZO POR AÇÃO	(0,00293)	(0,00568)		(0,00260)

ASSINADO PARA IDENTIFICAÇÃO

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

VER O QUADRO 05.01:

" COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE".

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
	7 - TIPO DE EMPRESA	8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	CSN OVERSEAS	. . / -	FECHADA CONTROLADA	100,00	16,14
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	3		3	
02	CSN STEEL CORP	. . / -	FECHADA CONTROLADA	100,00	0,00
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1		1	
03	CSN ISLANDS CORP.	. . / -	FECHADA CONTROLADA	100,00	0,00
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	50		50	
04	CSN ENERGY CORP	. . / -	FECHADA CONTROLADA	100,00	9,39
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	200.000		200.000	
05	CSN STEEL II, S.A.	. . / -	FECHADA CONTROLADA	100,00	0,00
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1		1	
06	CISA-CSN IND. DE AÇOS REVESTIDOS S.A.	02.737.015/0001-62	FECHADA CONTROLADA	99,99	4,95
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	130.000		130.000	
07	FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A.	42.564.807/0001-05	FECHADA CONTROLADA	99,99	0,00
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	376		376	
08	IND.NAC.DE AÇOS LAMINADOS-INAL S.A.	61.150.561/0001-61	FECHADA CONTROLADA	99,99	2,34
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	8.457		8.457	
09	CSC-COMPANHIA SIDERÚRGICA DO CEARÁ	00.904.638/0001-57	FECHADA CONTROLADA	99,99	0,00
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1.100		1.100	

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA	7 - TIPO DE EMPRESA	8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)	9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)
10	CSN PANAMA, S.A.	. . / -	FECHADA CONTROLADA	99,99	11,33	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	28	28
11	CSN ENERGIA S.A.	03.537.249/0001-29	FECHADA CONTROLADA	99,90	3,66	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1	1
12	CSN PARTICIPAÇÕES ENERGÉTICAS S.A.	03.537.201/0001-10	FECHADA CONTROLADA	99,70	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1	1
13	CSN I S.A.	. . / -	FECHADA CONTROLADA	99,67	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	1	1
14	GALVASUD S.A.	02.618.456/0001-45	FECHADA CONTROLADA	51,00	0,22	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	70.656	70.656
15	NORDESTE ENERGIA PARTICIPAÇÕES S.A.	02.886.015/0001-24	FECHADA CONTROLADA	50,01	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	500	500
16	SEPETIBA TECON S.A.	02.394.276/0001-27	FECHADA CONTROLADA	20,00	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	7.825	7.825
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	FECHADA COLIGADA	30,00	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	3.060	3.060
18	FERROVIA CENTRO ATLÂNTICA - FCA	00.924.429/0001-75	ABERTA COLIGADA	11,95	0,00	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	15.920	15.920

ASSINADO PARA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
19	MRS LOGÍSTICA	01.417.222/0001-77	ABERTA COLIGADA	32,17	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		109.374		109.374	

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	006/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	1A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2005
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	TAXA CDI + 2,75%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	540.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	54.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	51.655
17 - TÍTULO TESOURARIA (UNIDADE)	2.345
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	007/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	2A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM + 13,25%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	150.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	15.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	12.949
17 - TÍTULO TESOURARIA (UNIDADE)	2.051
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

ASSINADO PARA IDENTIFICAÇÃO

15.01 - PROJETOS DE INVESTIMENTO

Os gastos realizados no 2° trimestre de 2002, com os principais projetos de investimentos em implantação foram os seguintes:

	Em milhares de reais
Sistema de Abastecimento para a RAF # 3	89
Utilidades e Periféricos para a RAF # 3	75
Modernização das LDC's 3 e 4	134
Desp. no Desenfornamento das Baterias de Coque	725
Melhorias no Laminador de Tiras Quente nº 2	2.539
Desenvolv. de Controle Dinâmico nos Conversores	840
Despoeiramento de Corte de Bode da SM	301
Melhorias no Lam. Estanhamento Eletrolítico # 1	1.880
Sistema Drenagem de água do Pátio de Carvão	78
Emissões de Particulados para Lanternim	4.538
Sistema de Despoeiramento e Limpeza Carro Torpedo	2.181
Sistema de Captação de Vapores Orgânicos	2.836
Melhoria da Produtividade da EDG	1.188
Sistema de Esgoto Sanitário	758
Total	**18.162**

Legendas:

RAF – Reforma do alto-forno
LDC – Linha de decapagem contínua
LRCC – Linha de recozimento contínuo de chapa
EDG – Estação de dessulfuração de gusa

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

ASSINADO PARA IDENTIFICAÇÃO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

	Controladora		Consolidado	
	30/06/2002	30/06/2001	30/06/2002	30/06/2001
Fluxo de caixa proveniente das operações:				
Lucro (prejuízo) liquido do período	(407.219)	(180.553)	(407.725)	(186.575)
Ajustes para reconciliar o lucro líquido do período com os recursos provenientes das atividades operacionais:				
- Amortização da variação cambial especial	475.353	67.576	476.888	67.576
- Variações monetárias e cambiais de empréstimos e financiamentos	1.423.342	895.867	1.218.759	820.053
- Provisão para encargos sobre empréstimos e financiamentos	301 422	270.824	224.887	204.126
- Depreciação / exaustão / amortização	255.738	184.875	267.333	189.409
- Baixa de ativo permanente	1.684	529	2.080	849
- Resultado de participações societárias	(304.491)	(116.928)	13.325	40.934
- Ganhos (perdas) não operacionais				
- Imposto de renda e contribuição social diferidos	(304.530)	(229.935)	(308.516)	(230.723)
- Outras provisões	71.931	(3.226)	80.658	(23.546)
	1.513.230	889.029	1.567.490	882.205
(Aumento) diminuição nos ativos:				
- Contas a receber	(168.310)	(305.471)	(248.312)	(20.788)
- Títulos a receber por venda de investimentos		3.277.495		3.277.495
- Estoques	98.367	(25.418)	97.840	(12.870)
- Depósitos judiciais	(13.829)	(28.109)	(17.168)	(29.028)
- Créditos com controladas e coligadas	680.955	(326.074)	829	101
- Investimentos temporários			217	(11.832)
- Impostos a compensar	31.761	(39.546)	107.893	(44.439)
- Outros	(38.555)	(91.731)	(110.480)	(9.119)
	590.389	2.461.146	(169.181)	3.149.742
Aumento (diminuição) nos passivos:				
- Fornecedores	79.432	(31.772)	73.363	(32.528)
- Salários e encargos sociais	14.035	9.033	14 082	8.721
- Tributos	12.233	(42.504)	(32.608)	(35.959)
- Contas a pagar - empresa controlada	(68.943)		-	
- Outros	169.330	9.393	194.037	16.968
	206.087	(55.850)	248.874	(44.798)
Recursos líquidos provenientes das atividades operacionais	2.309.706	3.294.325	1.647.183	3.987.149
Fluxo de caixa utilizado nas atividades de investimentos:				
Investimentos	(821.518)	(15.369)	(7.914)	
Imobilizado	(80.499)	(339.823)	(220.536)	(429.948)
Diferido	(19.069)	(27.930)	(26.061)	(46.621)
Recursos líquidos utilizados nas atividades de investimentos	(921.084)	(383.122)	(254.511)	(476.569)
Fluxo de caixa proveniente das atividades de financiamento:				
Captações:				
- Emprétimos e financiamentos	572.503	511.748	789.410	8.953.256
- Debêntures	645.585		645.585	
	1.218.088	511.748	1.434.995	8.953.256
Pagamentos efetuados:				
- Instituições financeiras	(976.524)	(660.082)	(911.627)	(9.585.375)
- Controladas		(83.032)		
- Juros sobre capital próprio e Dividendos	(139.999)	(2.753.387)	(139.999)	(2.753.387)
	(1.116.523)	(3.496.501)	(1.051.626)	(12.338.762)
Recursos líquidos provenientes das atividades de financiamento	101.565	(2.984.753)	383.369	(3.385.506)
Aumento (diminuição) no caixa e equivalentes a caixa	1.490.187	(73.550)	1.776.041	125.074
Caixa e equivalentes a caixa no início do período	378.684	1.187.769	650.438	1.365.673
Caixa e equivalentes a caixa no fim do período	1.868.871	1.114.219	2.426.479	1.490.747
Informações adicionais para o fluxo de caixa				
Variações monetárias e juros ativados	9.365	8.026	26.343	7.778

ASSINADO PARA IDENTIFICAÇÃO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

	Controladora		Consolidado	
	2002	2001	2002	2001
ORIGENS DE RECURSOS				
Das operações sociais				
Lucro líquido do exercício	(407.219)	(180.553)	(407.726)	(186.575)
Despesas (receitas) que não afetam o capital circulante				
- Variações monetárias, cambiais e encargos a longo prazo (líquidos)	859.134	715.917	357.380	265.459
- Resultado de participações societárias	(304.491)	(116.928)	13.325	40.934
- Baixas do ativo permanente	1.684	529	2.080	949
- Depreciação / exaustão / amortização	255.738	184.872	267.333	189.409
- Amortização de variação cambial diferida	475.353	67.576	476.688	67.576
- Ganho/Perda com empréstimos e financiamentos			94.016	252.745
- Imposto de renda e contribuição social diferidos	(219.140)	(2.670)	(222.388)	(2.670)
- Outras	85.136	23.673	131.096	18.276
	748.195	692.416	711.805	646.103
De terceiros - longo prazo				
Ingressos de empréstimos e financiamentos	119.889	381.357	143.638	303.075
Emissão de Debêntures	645.585		645.585	
Decréscimo em outros realizáveis	899.862	45.541	22.713	30.591
Acréscimos de outros passivos	42.638	28.204	53.930	28.204
Dividendos propostos de controladas	2.016	3.771		
Outros	10.082	51.956	(2.310)	73.939
	1.720.052	490.829	863.556	435.809
	2.466.247	1.183.245	1.575.361	1.081.912
APLICAÇÕES DE RECURSOS				
No ativo permanente				
Investimentos	821.516	15.369	7.914	
Imobilizado	89.864	347.849	246.879	437.726
Diferido	19.069	27.930	26.061	46.621
	930.449	391.148	280.854	484.347
Outras				
Dividendos e juros sobre capital próprio	50.000	836.065	50.000	898.065
Transferência de empréstimos e financiamentos para o curto prazo	175.834	143.109	738.837	219.226
Acréscimos de ativos realizáveis a longo prazo	107.148	419.196	(58.230)	95.503
Imposto de renda e contribuição social diferidos	129.324	45.013	129.324	45.013
Decréscimo de empréstimos e financiamentos a longo prazo	14.745	95.371	6.403	867.254
Outros	1.278		1.310	106
	478.329	1.538.754	865.644	1.863.167
	1.408.778	1.929.902	1.146.498	2.347.514
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	1.057.489	(746.657)	428.863	(1.265.602)
VARIAÇÕES DO CAPITAL CIRCULANTE				
Ativo circulante				
- No fim do exercício	3.927.761	3.127.462	4.791.295	3.416.922
- No início do exercício	2.339.584	5.826.247	2.851.555	6.273.444
	1.588.197	(2.698.785)	1.939.740	(2.856.522)
Passivo circulante				
- No fim do exercício	4.151.883	2.066.737	5.243.242	3.303.949
- No início do exercício	3.621.155	4.018.865	3.732.365	4.894.869
	530.728	(1.952.128)	1.510.877	(1.590.920)
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	1.057.459	(746.657)	428.863	(1.265.602)

ASSINADO PARA IDENTIFICAÇÃO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

ASSINADO PARA IDENTIFICAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

Relatório sobre Revisão Especial

Aos
Acionistas e Administradores da
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da COMPANHIA SIDERÚRGICA NACIONAL, compreendendo os balanços patrimoniais individual e consolidado em 30 de junho de 2002, as respectivas demonstrações do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, apresentados pela legislação societária brasileira, elaborados sob a responsabilidade de sua Administração.

2. Exceto quanto ao assunto mencionado no parágrafo (3), nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon – Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

3. As demonstrações financeiras em 30 de junho de 2002 das empresas coligada e controlada em conjunto, cujos investimentos representavam 0,06% do ativo total da Controladora e cujos resultados de equivalência patrimonial representavam, respectivamente, 5,50% e 4,53% do prejuízo do trimestre e semestre findos naquela data não foram revisadas por nós ou por outros auditores independentes.

4. Conforme descrito na Nota 13 das Informações Trimestrais, a Companhia e sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM no. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos períodos em que elas ocorrerem. Como conseqüência, em 30 de junho de 2002, o ativo e o patrimônio líquido estão superavaliados em aproximadamente R$253.548 mil (R$366.199 mil em 31 de março de 2002), e o prejuízo para o trimestre e semestre findos em 30 de junho de 2002 está apresentado a maior em aproximadamente R$98.468 mil e R$323.887 mil, respectivamente (lucro líquido para o trimestre findo em 30 de junho de 2001 subavaliado em aproximadamente R$25.713 mil e prejuízo para o semestre findo em 30 de junho de 2001 superavaliado em aproximadamente R$49.437 mil), já considerados os efeitos fiscais correspondentes.

5. Com base em nossa revisão especial, exceto pelos efeitos do assunto mencionado no parágrafo (4), e pelo efeito, se houver, da ausência de revisão das demonstrações financeiras das empresas coligada e controlada em conjunto, mencionada no parágrafo (3), não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações

ASSINADO PARA IDENTIFICAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

Trimestrais referidas no parágrafo (1) acima para que estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários – CVM especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

6. Os balanços patrimoniais individual e consolidado em 31 de março de 2002, apresentados para fins comparativos, e a respectiva demonstração do resultado para o trimestre findo naquela data, foram revisados por outros auditores independentes. O relatório, datado de 8 de maio de 2002, contém ressalva quanto ao mesmo assunto mencionado no parágrafo (4) acima e contém divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações financeiras de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 1,75% do ativo total da controladora naquela data. As demonstrações do resultado da controladora para o trimestre e semestres findos em 30 de junho de 2001, apresentadas para fins comparativos, foram revisados por outros auditores independentes. O relatório, datado de 17 de julho de 2001, contém ressalva quanto ao mesmo assunto mencionado no parágrafo (4) acima e quanto aos impactos, se houver, da ausência de revisão das demonstrações financeiras de determinadas empresas coligadas, controladas e controladas em conjunto naquela data, que representavam 0,8% do ativo total da controladora. Referido relatório continha também divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações financeiras de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,2% do ativo total da controladora e cujos correspondentes resultados de equivalência patrimonial representavam, respectivamente (20,0%) e (32,5%) do resultado de participações societárias do trimestre e do semestre findos naquela data.

Rio de Janeiro, 30 de julho de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº. 2 SP 011609 S/RJ

Amauri Froment Fernandes
Contador
CRC nº.1-RJ-39.012-1.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

ASSINADO PARA IDENTIFICAÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

ASSINADO PARA IDENTIFICAÇÃO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________

Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: August 16, 2002